================================================================================

                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16
                                OR 15d - 16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month ended June 30, 2004

                       Commission File Number: 333-49871

                                  TRANSTEL S.A.
                 (Translation of Registrant's name into English)

                               Calle 15 No. 32-591
                                 Cali, Colombia
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                  101(b)(1):[ ]

  Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule
                                 101(b)(7): [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                           Act of 1934. Yes [ ] No [X]

================================================================================

                         TRANSTEL S.A. AND SUBSIDIARIES

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

    (Pesos as of June 30, 2004 and U.S. Dollars, un less otherwise specified)

OVERVIEW

        The term "Transtel" refers to Transtel S.A. and the term "Company" refers to Transtel and its consolidated subsidiaries identified below. References to "Pesos" or "Ps" are to the Colombian peso and references to "Dollars" and "$" are to the United States dollar.

        OUR BUSINESS

        We are the largest private telephone company in Colombia. Our Operating Subsidiaries own and operate seven telephone systems and one cable system, providing voice, data and other media services to commercial and residential subscribers in Cali and nine other cities in southwestern Colombia. As of June 30, 2003, we had approximately 210,757 telephone, 29,120 Internet and 11,354 pay television subscribers.

        We operate from a robust platform employing exclusively digital switching and fiber-optic transmission technology, with 273,592 gates, 331,000 pairs and over 463 km of deployed fiber rings. Our systems include a deployed fiber optic network in Cali, which we acquired as part of our acquisition of Cablevision, our pay television subsidiary. In addition to serving our pay-television subscribers, this fiber, together with other fiber-optic loops built by the Company, provides the backbone for our data products, including our "Fast Link" technology and Uniweb, our full service Internet service provider or "ISP", supported by Sun Microsystems and Cisco hardware and software.

        We began operations in 1995 with one system, TelePalmira, and 15,600 subscribers. We grew rapidly through select acquisitions, planned organic growth and the implementation of our Expansion Plan for the development, expansion and upgrade of the systems we acquired. We have recently completed the restructuring of the financial obligations we incurred to fund our initial growth, including the Expansion Plan.

        As a result of the completion of the Expansion Plan, our technological infrastructure is able to accommodate continued growth without significant additional capital expenditure. Our built-out network has a 273,592 installed-line capacity and served 210,757 subscribers, as of June 30, 2004. The following table shows our installed-line capacity and subscribers served by Operating Subsidiary.

                                                                         UNITEL
                                                                   -------------------
              TELEPALMIRA   TELECARTAGO   CAUCATEL   TELEJAMUNDI   WIRELINE   WIRELESS   BUGATEL   TELEGIRARDOT
              -----------   -----------   --------   -----------   --------   --------   -------   ------------
Capacity        69,866        29,462       23,503      12,239       44,706     35,000    22,124       36,692
Subscribers     65,525        19,257       16,873       8,319       23,344     24,707    17,460       35,272(*)

(*) Includes 5,077 subscribers of Teletequendama en Liquidacion S.A.E.S.P. served by the Company

        We believe the relatively low penetration levels in the Colombian market for telephone services present growth opportunities to providers like us. The Departamento Nacional de Planeacion has set a target for average national telephone penetration of 30 lines per 100 persons by 2007. The country still trails this objective (currently approximating 18 lines per 100 persons) but it is believed that penetration will continue to grow. In fact, the penetration within two of Colombia's largest cities, Medellin and Bogota, exceeds this target, averaging 38.2 and 34.4, respectively. However, penetration in Cali (approximately 26.0), the country's second largest city, noticeably trails that of its peer cities. We believe that, with an aggressive sales plan and a weak competitor, the incumbent, EMCALI, which has been undergoing financial restructuring since 2001, we will grow faster in Cali than in any other municipality.

        In addition, we believe that our data products offer us an opportunity for further expansion using our existing platform. Despite the widespread availability of "free" Internet service from competitors, we are enjoying strong revenue growth (expecting over 10% in 2004) in our Internet products and services and believe that the market will be increasingly willing to pay for high speed, high quality products and services of the type we offer. Our strategy is to use these products and services as a lead offering in the cross-selling and marketing of our other products and services and to capture more of the higher margin residential and non-residential customers.

        OUR RESTRUCTURING

        In our recently completed Restructuring, we restructured an aggregate $309.6 million of outstanding indebtedness, of which $198.4 million was exchanged for restructured obligations and $111.2 million was capitalized in exchange for Transtel equity. Except for the claims of Siemens, our principal pre-Restructuring equipment vendor, the Restructuring did not affect the existing obligations of the Operating Subsidiaries to their creditors, including obligations to suppliers and vendors, local banks and, in respect of deferred value-added taxes and duties in connection with the purchase and importation of telecommunications equipment, DIAN. The Restructuring was approved by Transtel's creditors and shareholders on November 25, 2003 and formally closed as of February 24, 2004.

        As part of the Restructuring, Siemens transferred its equipment leases with the Operating Subsidiaries, together with title to the leased assets, to Morris Lease Asset I, Ltd. ("MLA"), which was formed in February 2004 for this purpose.

                     SIX MONTHS ENDED JUNE 30, 2004 AND 2003

        The following discussion of our results of operations for the six months ended June 30 2004 and 2003 should be read in conjunction with our Unaudited Consolidated Interim Financial Statements as of and for the six months ended June 30, 2004 and 2003 and the notes thereto, included elsewhere herein. Our Unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain respects from U.S. GAAP. Note 9 to our Unaudited Consolidated Interim Financial Statements provides a description of the principal differences between U.S. GAAP and Colombian GAAP as they relate to our Unaudited Consolidated Interim Financial Statements, and reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates presented. Unless otherwise indicated, the financial information has been presented in constant Pesos as of June 30, 2004. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on June 30, 2004, which was Ps 2,699.58 Pesos to one Dollar (June 30, 2003 Ps 2,817.32 to one Dollar). No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all. This section contains forward-looking statements that involve risks and uncertainties.

KEY FACTORS AFFECTING REVENUE AND RESULTS OF OPERATIONS

        REVENUES

        We earn our revenues principally from local telephone services, including monthly fees for service, local usage charges and access charges for providing interconnection to national and international long distance and cellular carriers. We also earn revenue from data and Internet services and from our non-core pay television services.

        The principal components of our telephone service revenues are (i) basic charges for service, billed as a fixed monthly charge; (ii) local usage charges for local calls, billed on the basis of impulses (three minutes) consumed; and
(iii) access charges for interconnection to national and international long distance networks and cellular carriers, billed on a per minute basis.

        The main factors that influence our telephone service revenues are as follows:

        Subscriber levels. The number of subscribers connected to our networks directly affects our revenue from basic charges and call traffic that generates local usage charges and access charges. The number of subscribers connected to our networks depends not only our ability to add new subscribers but also on the turnover, or "churn", rate of our existing subscribers. Churn consists of any subscriber whose service, once established, is disconnected, whether by us or voluntarily by the subscriber.

        The following tables show information on our subscriber churn by Operating Subsidiary and on a consolidated basis for each of the last five years and the six months ended on June 30, 2004:

                         TELEPALMIRA              TELECARTAGO               CAUCATEL                  TELEJAMUNDI
                  -----------------------   ----------------------   -----------------------   ------------------------
                     SUBSCRIBERS              SUBSCRIBERS               SUBSCRIBERS               SUBSCRIBERS
   YEAR ENDED     ---------------   CHURN   --------------   CHURN   ---------------   CHURN   ----------------   CHURN
  DECEMBER 31,      AVE     CHURN    RATE    AVE     CHURN    RATE     AVE     CHURN    RATE     AVE     CHURN     RATE
---------------   ------   ------   -----   ------   -----   -----   ------   ------   -----   -------   ------   -----
1999 ..........   66,256      469     0.7%  30,264     257     0.9%  23,211      164     0.7%   11,866      101     0.9%
2000 ..........   68,693    5,167     7.5%  32,335   7,362    22.8%  23,313    4,676    20.1%   12,691    1,239     9.8%
2001 ..........   64,478    6,435     9.9%  24,521   3,964    16.2%  18,983    2,346    12.4%   11,197    1,874    16.7%
2002 ..........   66,445    6,074     9.1%  23,690   2,410    10.2%  18,800    2,848    15.2%   10,843    1,039     9.6%
2003 ..........   65,615    3,855     5.9%  22,098   4,420    20.0%  18,560    2,797    15.1%   10,273    1,510    14.7%

Six months
ended June
30,2004 .......   65,558    1,568     2.4%  19,449   3,823    19.7%  17,320    1,721    10.0%    9,221    1,330    14.4%

                           UNITEL                   BUGATEL                TELEGIRARDOT              CONSOLIDATED
                  -----------------------   ----------------------   -----------------------   ------------------------
                    SUBSCRIBERS               SUBSCRIBERS              SUBSCRIBERS               SUBSCRIBERS
   YEAR ENDED     ---------------   CHURN   --------------   CHURN   ---------------   CHURN   ----------------   CHURN
  DECEMBER 31,      AVE     CHURN    RATE    AVE     CHURN    RATE     AVE     CHURN    RATE     AVE     CHURN     RATE
---------------   ------   ------   -----   ------   -----   -----   ------   ------   -----   -------   ------   -----
1999 ..........   56,309      498     0.9%  23,257     201     0.9%  50,659      324     0.6%  261,822    2,014     0.8%
2000 ..........   63,198   24,663    39.1%  26,692   5,508    20.6%  47,596   15,836    33.3%  274,518   64,451    23.5%
2001 ..........   45,096    9,404    20.9%  21,115   2,975    14.1%  37,654    2,412     6.4%  223,044   29,410    13.2%
2002 ..........   46,554    4,668    10.0%  20,997   2,179    10.4%  37,205    3,541     9.5%  224,534   22,759    10.1%
2003 ..........   49,851    7,486    15.0%  19,629   3,846    19.6%  36,374    3,469     9.5%  222,400   27,383    12.3%

Six months
ended June
30,2004 .......   48,822    3,462     7.0%  17,953   1,894    10.5%  35,654    2,235     6.2%  213,977   16,033     7.5%

                                   BLANK SPACE

        SUBSCRIBER GROWTH

        The following table provides information regarding the Operating
Companies:

                          TELEPALMIRA   TELECARTAGO    CAUCATEL   TELEJAMUNDI     UNITEL     BUGATEL   TELEGIRARDOT        TOTAL
                          -----------   -----------    --------   -----------   ----------   --------  ------------      ---------
Municipality served....       Palmira       Cartago     Popayan       Jamundi   Cali/Yumbo     Buga        Girardot(1)      N/A
Population ............       296,602       133,366     236,090        64,149    2,412,594    140,211       167,590      3,450,602
Transtel ownership ....          60.0%         65.0%       51.0%         99.9%        98.0%      60.0%         60.0%        N/A
Start date of
 operations ...........          9/95          4/97        5/97          6/97         6/97       7/97         12/97         N/A
NUMBER OF
 SUBSCRIBERS
As of start date ......        15,600        13,800      10,800    New System   New System     10,700        23,500         74,400
As of December 31,
 1998 .................        63,357        27,930      22,113        10,390       39,452     20,304        48,270        235,311
  Added ...............         5,920         5,671       1,772         2,448       25,762      6,828         4,508         52,909
  (Lost) ..............          (469)         (257)       (164)         (101)        (498)      (201)         (324)        (2,014)
                            ---------     ---------    --------    ----------   ----------   --------    ----------      ---------
As of December 31,
 1999 .................        68,803        32,844      23,721        12,737       67,716     26,931        53,454        286,206
  Added ...............         4,834         1,638         971         1,260       18,353      1,860         2,602         31,518
  (Lost) ..............       (10,001)       (9,000)     (5,647)       (2,499)     (43,016)    (7,368)      (18,438)       (95,969)
                            ---------     ---------    --------    ----------   ----------   --------    ----------      ---------
As of December 31,
 2000 .................        63,636        25,482      19,045        11,498       43,053     21,423        37,618        221,755
  Added ...............         8,776         2,345       2,321         1,273       11,489      2,539         2,477         31,220
  (Lost) ..............        (6,435)       (3,964      (2,346)       (1,874)      (9,404)    (2,975)       (2,412)       (29,410)
                            ---------     ---------    --------    ----------   ----------   --------    ----------      ---------
As of December 31,
 2001 .................        65,977        23,863      19,020        10,897       45,138     20,987        37,683        223,565
  Added ...............         6,106         1,906       2,711           842        8,611      1,951         2,282         24,409
  (Lost) ..............        (6,074)       (2,410)     (2,848)       (1,039)      (4,688)    (2,179)       (3,541)       (22,759)
                            ---------     ---------    --------    ----------   ----------   --------    ----------      ---------
As of December 31,
 2002 .................        65,900        23,278      18,800        10,622       48,975     20,681        36,855        225,177
  Added ...............         3,533         1,668       1,928           653        7,644      1,833         2,620         19,879
  (Lost) ..............        (3,855)       (4,420)     (2,797)       (1,510)      (7,486)    (3,846)       (3,469)       (27,383)
                            ---------     ---------    --------    ----------   ----------   --------    ----------      ---------
As of December 31,
 2003 .................        65,866        21,819      17,946         9,831       49,133     18,668        34,480        217,743
  Added ...............         1,350           753         390           227        2,687        686         1,323          7,416
  (Lost) ..............        (1,568)       (3,823)     (1,721)       (1,330)      (3,462)    (1,894)        2,235        (16,033)

As of June
 30,2004 ..............        65,525        19,257      16,873         8,319       48,051     17,460        35,272        210,757

----------
        (1) Includes the neighboring cities of Flandes and Ricaurte.

        Traffic levels. The amount of traffic on our systems directly affects the usage components of our revenues including local usage charges and access charges. Our fixed-line network services face increasing competition from other telecommunications services as our subscribers shift their usage patterns in response to changes in service and price. For example, in 2003, we began to experience a reduction in fixed-line traffic, and a resulting loss of access charges, due to a shift from national long distance usage and fixed-to-mobile usage to mobile-to-mobile usage. This shift was due to aggressive reductions in mobile phone tariffs by several new entrants in the cellular market seeking to gain market share. We are also experiencing a reduction in long distance-related revenues as a result of increasing use of unlicensed services that rely on "Voice Over Internet Protocol" technology.

        Tariff levels. The rates we charge for our services are regulated by the Comision de Regulacion de Telecomunicaciones (the "CRT") and are generally subject to inflationary adjustments. Our revenues from basic charges and local usage charges increased in 2003 and the six months ended in June 2004 primarily due to an increase in our rates. Changes in regulation can affect our revenues.

            We are allowed by law to set tariffs for our basic charges and local usage charges either in accordance with our historical costs or at levels established by our competition. This has generally benefited us by allowing management (where applicable) to set tariffs in accordance with our competitions' higher historical rates, rather than our own lower cost of operations. The CRT also permits operators to increase tariffs as often as monthly in order to capture the effects of local inflation. For 2003 and the first semester of 2004, our average rates, in constant Pesos, for basic charges increased approximately 28.0% and 13.5%, respectively, and our average rates for local usage charges increased approximately 25.9% and 11%, respectively.

        OtherFactors. Pursuant to agreements with the long distance carriers with terms running through 2009, our access charges are based on minutes used. The carriers have asked the CRT to require us, prior to the termination of our current agreements, to adopt fixed-fee access charges based on the capacity we allocate to the carriers. We cannot predict what effect this change would have on our revenues.

        Subscriber Mix. Our revenues and profitability are affected by our subscriber mix (residential and commercial subscribers). As of December 31, 2003 and June 30, 2004, our subscriber base was composed of approximately 80% residential and 20% commercial subscribers. Commercial subscribers and more affluent residential subscribers tend to produce higher traffic levels, tend to pose less payment risk and consume more of our value added and data and Internet services. For these reasons, we are seeking to designing and implementing marketing programs aimed to capture more of these higher margin customers. The following table shows our average tariffs as of June 30, 2004 for residential and commercial customers.

                                                                TARIFF
                                         -----------------------------------------------------
                     SERVICE                    RESIDENTIAL                 COMMERCIAL
            -------------------------    -------------------------   -------------------------
            Basic Charges............    Ps 17,866 ($6.62)/month     Ps 21,440 ($7.94)/month
            Local Usage Charges......    Ps  27.53 ($0.010)/minute   Ps  33.03 ($0.012)/minute
            Access Charges...........    Ps  65.97 ($0.02)/minute    Ps  65.97 ($0.02)/minute

OPERATING COSTS.

        The main factors that influence our operating costs are:

        Sales and marketing expenses. We expect Unitel to be our primary vehicle for growth. In Cali, Unitel's principal competitor is EMCALI. Owing, in part, to EMCALI's continuing financial difficulties, we have been able to develop and maintain a strong position in the region. We do not anticipate a need for substantial increases in our sales and marketing efforts to reach our targets in the region.

        Restructuring expenses. Throughout 2003 and the first half of 2004 $8.5 million year to date, we incurred significant non-recurring charges for professionals engaged in connection with the Restructuring. We also anticipate additional charges (estimating $1.0 million) in the second half of 2004. In accordance with guidelines established by the Superintendency of Companies, we will fully expense any restructuring-related charges not previously amortized, including certain charges incurred in 2003, in 2004 (Under prior guidelines, such expenses would have been amortized over the life of the related indebtedness.)

        Personnel costs. We hired a significant number of employees in order to facilitate the implementation of the Expansion Plan. Since that time we have been actively reducing headcount. Where appropriate, we attempt to take advantage of opportunities to rationalize our operations, and in 2003 we merged certain functions of Unitel and Suscripciones Audiovisuales in order to lower costs (including personnel costs). At present we do not anticipate making further substantial reductions in personnel costs.

        Systems repairs and maintenance. Our systems, installed or upgraded in connection with the Expansion Plan, are relatively new, and accordingly we do not expect to incur material repair or maintenance costs in connection with their operation .

EBITDA

        For illustrative purposes and to facilitate the reader's understanding of our operating results, we report information on our EBITDA, which we calculate as described below. EBITDA is not intended to represent our cash flow or results of operations in accordance with Colombian or United States GAAP for any period. We calculate our EBITDA as follows: For any period, determined in accordance with Colombian GAAP on a consolidated basis for Transtel and its subsidiaries, net income for such period plus to the extent deducted in calculating such net income, (i) income tax expense, (ii) net monetary inflation adjustment, (iii) depreciation and amortization expenses, (iv) net financial expense, (v) minority interest and (vi) all other non-cash charges (other than non-cash charges which require an accrual of a reserve for cash charges in future periods), less any non-cash items which have the effect of increasing net income for such period, plus (less) to the extent deducted (included) in net income, extraordinary losses (gains) and nonrecurring items (including gains and losses on asset sales) deducted (included) in calculating net income.

RESULTS OF OPERATIONS

        The composition of the Company's revenues for each of the six months ended June 30, 2004 and 2003 discussed herein is as follows:

                                                SIX MONTHS ENDED JUNE 30,
                                         ---------------------------------------
                                              2003         %       2004       %
                                         --------------   ---   ----------   ---
                                          (In thousands of constant pesos of
                                                     June 30, 2004
                                           purchasing power, except percents
                                                          data)
       Connection fees ..............    Ps     449,971     1      514,653     1
       Local usage charges ..........        26,538,447    37   26,476,783    38
       Basic charges ................        18,638,263    26   20,210,646    29
       Long distance charges ........        13,046,550    18   11,987,242    17
       Internet charges .............         2,716,966     4    2,601,602     4
       Other operating income .......         7,497,430    11    5,280,331     8
                                         --------------   ---   ----------   ---
       Total Telephone ..............        68,887,627    97   67,071,257    97
       Pay television services ......         2,477,387     3    2,028,725     3
                                         --------------   ---   ----------   ---
       Total ........................    Ps  71,365,014   100   69,099,982   100
                                         ==============   ===   ==========   ===

        The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                           2003     2004
                                                         -------   -------
       Revenues                                          100.00%   100.00%
                                                         -------   -------
       Costs and expenses:
         Operating costs.............................      26.00     29.21
         Operating expenses .........................      35.77     41.41
                                                         -------   -------
         Total.......................................      61.77     70.62
                                                         -------   -------
       Operating income (loss).......................      38.23     29.38
       Non-operating expenses........................     (73.79)   (38.21)
       Net monetary inflation adjustment income......      70.14     54.49
                                                         -------   -------
       Income   before income taxes and minority.....
        interest                                           34.58     45.66
       Income tax expense                                 (13.46)   (12.24)
                                                         -------   -------
       Income before minority interest                     21.12     33.42
       Minority interest.............................      (3.06)    (4.17)
                                                         -------   -------
       Net income....................................      18.06     29.25
       EBITDA........................................      64.32     71.60

        SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2003

        Revenues. Total revenues for the six months ended June 30, 2004 decreased by Ps 2,265 million ($0.8 million), or 3.1%, from Ps71,365 million ($26.4 million) to Ps69,099 million ($25.6 million.) for the six months ended June 30,2003 and 2004 respectively. This reduction in revenues over the periods under consideration is primarily the result of a Ps3,752 million ($1.3 million) restatement of 2003's first half revenues and higher revenues earned $1,700 million ($0.62 million) from the rental of certain of our transmission infrastructure in 2003..

        Revenue from local usage charges decreased by Ps 62,000 million ($0.022 million), or 0.23%, from Ps26,538 million ($9.8 million) to Ps26,476 million ($9.8million) for the six months ended June 30,2003 and 2004 respectively. This decrease in revenues reflects reductions in the Company's fixed line local traffic which was offset, in part, by the 11% tariff increase we implemented in the first half of 2004.

        Revenue from basic charges increased by Ps1,573 million ($0.6 million), or 8.4%, from Ps18,638 million ($6.9 million) to Ps20,211 million ($7.5 million) for the six months ended June 30,2003 and 2004 respectively. This increase was primarily due to an average tariff increase of 13.5% during the first semester of 2004.

        Revenue from long distance charges decreased by Ps 1,059 million ($0.3million) or 0.08 %, from Ps 13,046 million ($4.8 million) to Ps 11,987 million ($4.4 million) for the six months ended June 30, 2003 and 2004 respectively. This decrease is consequence of a reduction in the Company's fixed line traffic and resulting loss of access charges due to shift from national long distance usage and fixed-to-mobile usage.

        Cost of revenues. Cost of revenues increased by Ps 1,649 million ($0.6 million), or 8.9%, from Ps 18,534 million ($6.9million) to Ps 20,183 million ($7.5million) for the six months ended June 30, 2003 and 2004 , respectively, as a result of an increase in depreciation in the amount of Ps 1,865 million ($0.7 million) from Ps 8,004 million ($2.9 million) to Ps9,869 million ($3.6 million.). This increase was offset mainly by the decreases in salaries and other labor expense by Ps 568 million ($0.210 million) from Ps 4,927 million ($1.8 million) to Ps 4,359 million ($1.6 million).

        Operating Expenses. Operating expenses increased by Ps 3,088 million ($1.1 million), or 12.1 %, from Ps 25,528million ($9.4 million) to Ps 28,616million ($10.6million) for the six months ended June 30, 2003 and 2004, respectively. The increase was mainly due to: (i) a change in amortization schedules which were adjusted to be in accordance with recent guidelines from the Superintendency of Companies (which require that the costs associated with the restructuring be fully amortized in 2004). Initially, the Company had elected to amortize such costs over the period ending December 2007. In accordance with this change, the Company amortized Ps 12,266 million ($4,5 million) during the first half of 2004 as compared with the amortization of Ps 3,998 ($1,4 million) over the same period in 2003, and (ii) an increase in depreciation by Ps 573 million ($0.2 million) from Ps 1,846 ($0.7) to Ps 2,419 ($0.9), offset by a reduction in provision for doubtful accounts receivable and allowance for other assets by Ps2,374 million ($0.8 million) from Ps 6,128 ($2.2 million) to Ps3,754 ($1.4 million).

        Operating Income. Operating income decreased by Ps 7,002 million ($2.6 million), or 25%, from income of Ps27,303 million ($10.1 million) to Ps20,301 million ($7.5 million) for the six months ended June 30, 2003 and 2004, respectively. The decrease in operating income was mainly due to an increase in depreciation and amortization of the costs of the restructuring.

        EBITDA. EBITDA increased by Ps 3,573 million ($1.3 million), or 7.8 %, from Ps 45,902 million ($17.0 million) to Ps 49,475 million ($18.3 million) for the six months ended June 30, 2003 and 2004, respectively.

                Non-Operating Income (Expenses), Net. Non-operating income (expenses), net for the six months ended June 30,2003 and 2004, is as follows:

                                                            SIX MONTHS ENDED JUNE 30,
                                                   -----------------------------------------
                                                          2003                   2004
                                                   ------------------     ------------------
                                                   (in millions of constant pesos of June 30,
                                                            2004 purchasing power)
FINANCIAL INCOME (EXPENSES):
Interest .......................................   Ps         402,327                711,830
Exchange gains .................................                   --                118,219
Recovery in provision of investment ............                   --                     --
Others .........................................                   --                     --
                                                   ------------------     ------------------
                                                              402,327                830,049
                                                   ------------------     ------------------

Interest bonds .................................          (38,739,685)           (20,357,779)
Interest expenses ..............................           (7,248,735)           (10,274,012)
Bank commissions ...............................             (868,373)              (989,197)
Exchange losses ................................           (6,174,662)            (2,244,882)
Others .........................................             (457,857)            (1,881,939)
                                                   ------------------     ------------------
                                                          (53,489,312)           (35,747,809)
                                                   ------------------     ------------------
Financial income (expenses), net ...............          (53,086,985)           (34,917,760)
                                                   ------------------     ------------------

OTHER:
Other income (expenses) ........................              427,323              8,514,979
                                                   ==================     ==================
Total Non operating Income (expenses) ..........   Ps     (52,659,662)    Ps     (26,402,781)
                                                   ==================     ==================

        Net Non-Operating Expenses. Net non-operating expenses decreased by Ps 26,257 million ($9.7million), or 49.8%, from Ps52,660 million ($19.5million) to Ps 26,403 million ($9.8 million) for the six months ended 2003 and 2004, respectively. This decrease is mainly due to the restructuring of debt (as further described in the Note 4 to the Company's Unaudited Consolidated Interim Financial Statements) and a positive exchange rate effect for the six months ended June 30, 2004 (revaluations) compared to the six months ended June 30, 2003 (devaluations).

        Net Monetary Inflation Adjustment Income. Net monetary inflation adjustment income decreased by Ps12,404million ($4.6 million), from Ps 50,054 million ($18.5 million) to Ps37,650 million ($13.9 million) for the six months ended June 30, 2003 and 2004, respectively as a result of inflationary adjustments on non monetary balance accounts.

        Income Tax Expense (Benefit). Income tax expense decreased by Ps1,1433 million ($0.4 million) from Ps9,603 ($3.6 million) to Ps8,460 million ($3.1 million) for the six months ended June 30, 2003 and 2004 respectively.

        Net Income. Net Income increased by Ps7,293 million ($2.7 million), or 56% from Ps12,910 million ($4.8million) to Ps20,203 million ($7.4 million) for the six months ended June 30, 2003 and 2004 respectively, as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

        OVERVIEW

        We have substantial indebtedness and related payment obligations that will leave only a limited amount of operating cash flow for our working capital contingencies or long term investment in our business. In addition, we are required under the Senior Notes Indenture to prepay the Senior Notes to the extent we have excess cash flow for any quarter after payment of operating expenses and scheduled debt service and retention of a minimum cash balance of Ps8,334 million ($3.0 million) and a reserve for annual capital expenditures of Ps4,167 million ($1.5 million), as adjusted for 2004.

        The build-out of our networks is complete. Accordingly, our principal use of funds is for repayment of debt, payment of operating expenses and, in 2004, payment of accrued, non-recurring Restructuring expenses. We believe that we will operate within our annual capital expenditure budget and will incur costs related to the organic growth of our networks and periodic upgrades to our operating systems. Costs associated with our continued growth will include expansion of our secondary networks and additions to our internal plant including cards for new subscribers.

        Required principal repayments under our Senior Notes begin on December 31, 2005, with Ps20,517 million ($7.6 million) due December 31, 2005, Ps41,034 million ($15.2 million) due on December 31, 2006, Ps41,034 million ($15.2 million) due on December 31, 2007 and Ps308,023 million ($114.1 million) due at maturity on December 31, 2008, in each case reduced in forward order of maturity by the amount of any prepayments from Excess Cash Flow (as defined in the Senior Notes Indenture).

        At the closing of the Restructuring, we paid a Restructuring Fee of Ps17,817 million ($6.6 million) from cash on hand. Additionally, during the first semester of 2004, we paid Ps17,817 million ($6.6 million) in interest expense under our Senior Notes.

        We expect our principal cash needs for the balance of 2004 to include Ps25,646 million ($9.5 million) for interest expense under our Senior Notes and Ps5,939 million ($2.2 million) for the balance of the Restructuring Fee due under the Capitalization Treatment.

        Source of Funds

        The Company has satisfied and continues to provide for its working capital needs exclusively from cash generated by operating activities. For the six months ended June 30, 2004, cash used in operating activities was Ps 12,253 million ($4.5 million), net cash used in investing activities was Ps 2,104 million ($0.8 million), and net cash used in financing activities was Ps 3,952 million ($1.4 million).

        We had net accounts receivable of Ps 55,864 million ($20.7 million) at June 30, 2004. Approximately Ps30,404 million ($11,2 million) of these net accounts receivable is attributable to subsidies for lower income subscribers owed to the Company by the Colombian Ministry of Communication, (Fondo de Telecomunicaciones). The Company expects that such owed amounts will be recovered in full on the terms provided in Resolution 425 of the Ministry of Communication (2002).

        The Senior Notes Indenture limits our ability to incur additional indebtedness.

        The Company is required to apply 100% of any Excess Cash Flow to the prepayment of the Senior Notes. We did not generate Excess Cash Flow in either the first or second quarter of 2004 and do not expect to generate any Excess Cash Flow for the balance of 2004. We believe that our current sources of funds will be adequate to meet our currently anticipated cash requirements for 2004 and subsequent periods. However, we do not expect these sources to be sufficient to meet our cash needs at the maturity of our Senior Notes on December 31, 2008 and expect that we will need to refinance our indebtedness under the Senior Notes prior to that date. There can be no assurance that we will be able to refinance our indebtedness on terms that we find acceptable if at all.

        INDEBTEDNESS

            PRINCIPAL CATEGORIES OF INDEBTEDNESS

        Pursuant to the Restructuring, Transtel restructured an aggregate of $309.6 million of outstanding indebtedness, of which $198.4 million was exchanged for restructured obligations and $111.2 million was capitalized in exchanged for Transtel equity. After giving effect to the Restructuring in accordance with Colombian GAAP, our principal categories of indebtedness include:

        Senior Notes ($152,086,000). In connection with the Restructuring,
            Transtel issued $152,086,000 principal amount of Senior Secured Convertible Notes due December 31, 2008, at an interest rate of 12.5% per annum. The Senior Notes are jointly and severally guaranteed by each of Transtel's subsidiaries (other than Cablevision).

        Convertible Notes ($30,743,946). In connection with the Restructuring,
            Transtel issued $32,258,332 initial principal amount of Convertible Subordinated Notes due December 31, 2008. The Convertible Notes do not have any required interest or principal payments, except on redemption.

        BaseNotes ($18,624,000). In connection with the Restructuring, Transtel issued in the aggregate (i) $9,718,000 principal amount of floating rate senior unsecured notes due 2014, (ii) $1,725,619 principal amount of Dollar denominated promissory notes and (iii) $7,180,397 principal amount of Peso-denominated promissory notes. The Base notes are interest-free trough February 24, 2007 and thereafter bear interest, in the case of dollar-denominated base notes, at three month Libor, adjusted quarterly, and in the case of Peso-denominated base notes, at Colombian Unidad de Valor Real ("UVR"), a daily index issued by the Colombian Central Bank based on the average accreted inflation rate within a three month period applying a formula defined by agreement. No principal payments are required on the base notes prior to maturity on February 24, 2014.

        Our Senior Notes and our Convertible Notes mature on December 31, 2008. Our Base Notes mature on February 24, 2014.

                 FINANCIAL STATEMENTS OF GUARANTORS (Unaudited)

        Summarized financial information on a Colombian GAAP (Unaudited) basis of each of the Operating Companies, as of and for the six months ended June 30, 2004 is presented as follows:

             INCOME STATEMENT INFORMATION OF GUARANTORS SUBSIDIARIES

                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
   (Amounts in thousands of constant Pesos of June 30, 2004 purchasing power)

                                   PALMIRA       UNITEL      JAMUNDI     CARTAGO    GIRARDOT     BUGATEL    CAUCATEL
                                  ----------   ----------   ---------   ---------   ---------   ---------   ---------
Total revenues-subscribers ..     20,707,597   22,511,000   1,911,160   6,887,211   6,792,316   5,621,022   4,094,826
Operating income ............      8,676,244    7,401,408     411,334   2,145,266   1,775,714   2,254,357     736,494
Net income ..................      2,237,955    4,189,320   1,168,362     (82,440)  1,026,018   1,245,364    (247,563)

                CASH FLOW INFORMATION OF GUARANTORS SUBSIDIARIES

                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

   (Amounts in thousands of constant pesos of June 30, 2004 purchasing power)

                                           PALMIRA        UNITEL     JAMUNDI     CARTAGO     GIRARDOT     BUGATEL    CAUCATEL
                                          ----------   -----------  --------   ----------   ----------   --------   ----------
Cash flow (used in) provided by
 operating activities ...............     (5,213,577)  (4,377,898)    46,382   (2,269,953)  (1,396,910)  (720,115)  (1,465,836)
Cash flow used in investing
 activities .........................       (370,508)  (1,226,292)        --      (72,979)     (52,212)  (113,972)     (58,811)
Cash flow provided by financing
 activities .........................     (2,168,891)   1,455,613   (173,320)     243,683       55,756    354,064      165,664

                    BALANCE SHEETS OF GUARANTORS SUBSIDIARIES

   (Amounts in thousands of constant Pesos of June 30, 2004 purchasing power)

                                      PALMIRA        UNITEL      JAMUNDI       CARTAGO      GIRARDOT      BUGATEL     CAUCATEL
                                    -----------   -----------   ----------   -----------   ----------   ----------   ----------
Current assets .................     10,334,981    17,135,326    1,387,001     3,370,795    2,858,644    2,824,238    1,655,530
Property plant and
 Equipment, net ................    128,869,271   331,069,190   72,138,628    83,670,110   69,252,680   61,765,533   54,828,146
Other Noncurrent assets ........     75,421,701    32,833,325    6,077,126    22,367,524   10,768,869   15,113,821    9,902,059
                                    -----------   -----------   ----------   -----------   ----------   ----------   ----------
TOTAL ASSETS ...................    214,625,953   381,037,841   79,602,755   109,408,429   82,880,193   79,703,592   66,385,735
                                    ===========   ===========   ==========   ===========   ==========   ==========   ==========
Current liability ..............     13,063,266    46,208,243    2,839,736     8,598,409    6,529,549   11,695,996    4,442,176
Intercompany to Transtel .......     91,625,391   188,168,602   12,891,654    64,565,336   31,108,172   34,248,018   23,198,315
Other Noncurrent liabilities ...      8,405,669    32,762,178    5,436,577     4,422,234   13,190,754    2,654,788    4,255,615
                                    -----------   -----------   ----------   -----------   ----------   ----------   ----------
  TOTAL LIABILITIES ............    113,094,326   267,139,023   21,167,967    77,585,979   50,828,475   48,598,802   31,896,106
Total shareholders equity ......    101,531,627   113,898,818   58,434,788    31,822,450   32,051,718   31,104,790   34,489,629
                                    -----------   -----------   ----------   -----------   ----------   ----------   ----------
TOTAL LIABILITIES AND
 SHAREHOLDERS EQUITY ...........    214,625,953   381,037,841   79,602,755   109,408,429   82,880,193   79,703,592   66,385,735
                                    ===========   ===========   ==========   ===========   ==========   ==========   ==========

                                   BLANK SPACE

ACCOUNTING FOR INFLATION

        As a Colombian Company, the Company maintains its financial records in Colombian pesos. Colombian GAAP requires that the financial statements of Colombian companies be adjusted to account for inflation. The inflation rate for the six months ended June 30, 2004 was 4.67%. Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian Middle Income Consumer Price Index (the "MCPI"). This index is applied on a one-month lagging basis to non-monetary assets and liabilities and shareholders' equity. Monetary balances are not adjusted because they reflect the purchasing power of the currency on the date of the balance sheet. Foreign currency balances are not adjusted because they are translated into Pesos at the exchange rate in effect on the same date. The resulting net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income (loss)" in the income statement for each period in question.

INCOME TAX MATTERS

        The Company calculates the income tax for the first semester of 2004 applying 35% rate over the fiscal profits, with exception of Suscripciones Audiovisuales that applied a tax of 6% on its net book equity. In accordance with law 788 of 2002 and 863 of 2003, an additional 10% was calculated over the 2003 income tax, and, an additional 5% rate was calculated over the 2003 income tax as a prepayment of 2004 income tax.

RECONCILIATION TO U.S. GAAP

        We prepare our Unaudited Consolidated Interim Financial Statements in accordance with Colombian GAAP, which differs in significant respects from U.S. GAAP.

        Under U.S. GAAP, we recorded net income of Ps69,598,080 for the six months ended June 30, 2004 (compared with a gain of Ps20,203,376 under Colombian
GAAP), a net Income of Ps30,387,319 for the six months ended June 30, 2003 (compared with a gain of Ps12,910,130 under Colombian GAAP).

Shareholders' equity (deficit) determined in accordance with U.S. GAAP was Ps60,492,507 as of June 30, 2004 (compared with a equity of Ps237,649,319 under Colombian GAAP), Ps(330,009,571) as of June 30, 2003 (compared with a deficit of Ps(103,210,871) under Colombian GAAP). For a discussion of the principal differences between Colombian GAAP and U.S. GAAP as they relate to our consolidated net income (loss) and shareholders' equity and a quantitative reconciliation of these differences, see Note 9 to our Unaudited Consolidated Interim Financial Statements.

                         TRANSTEL S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                            At December 31,                   At June 2004 (Unaudited)
                                                    --------------------------------    -----------------------------------
                                                                2003                           2004               2004
                                                    --------------------------------    -----------------    --------------
                                                                   Thousands of Colombian pesos of
                                                                           purchasing power
                                                                      as of June 30, 2004 (Note 2)            U.S. dollars
                                                                                                             (In thousands)
                                                                                                                (Note 2)
                       ASSETS
CURRENT ASSETS
  Cash and cash equivalents ........................      Ps     21,992,714             Ps      2,702,535    $        1,001
  Accounts receivable, net (Note 3) ................             31,915,203                    25,318,682             9,379
  Inventories, net .................................              2,677,350                     2,529,276               937
  Prepaid expenses .................................              1,099,377                     1,038,639               384
                                                          -----------------             -----------------    --------------
    Total current assets ...........................             57,684,644                    31,589,132            11,701

LONG-TERM INVESTMENTS, NET .........................                808,194                       798,584               296
LONG-TERM ACCOUNTS RECEIVABLE (Note 3) .............             29,560,191                    30,545,064            11,315
PROPERTY, PLANT AND EQUIPMENT, NET .................            840,134,391                   830,293,839           307,564
DEFERRED CHARGES, NET ..............................            123,596,083                    92,652,826            34,321
DEFERRED MONETARY ADJUSTMENT .......................              4,195,984                     3,848,683             1,426
INTANGIBLE ASSETS, NET .............................              2,557,104                     1,929,909               715
OTHER ASSETS .......................................                  1,607                            --                --
EXCESS OF APPRAISED VALUE OVER NET BOOK
 VALUE OF FIXED ASSETS .............................             47,272,803                    45,163,660            16,730
                                                          -----------------             -----------------    --------------
TOTAL ASSETS .......................................      Ps  1,105,811,001             Ps  1,036,821,697    $      384,068
                                                          -----------------             -----------------    --------------

  LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES
  Financial obligations (Note 5) ...................      Ps      7,020,363                     5,977,482             2,214
q  Accounts payable (Note 6) ........................            75,288,674                    51,823,281            19,197
  Accrued tax liabilities ..........................             24,626,281                    19,664,846             7,284
  Accrued payroll liabilities ......................              1,212,529                       974,013               361
  Other liabilities ................................             20,012,192                    11,336,844             4,200
  Accrued pension obligations ......................              1,263,356                     1,206,990               447
                                                          -----------------             -----------------    --------------
    Total current liabilities ......................            129,423,395                    90,983,456            33,703

BONDS PAYABLE (Note 4) .............................            574,507,395                   537,800,564           199,216
CONVERTIBLE LIABILITIES (Note 1) ...................            329,318,801                            --                --
FINANCIAL OBLIGATIONS (Note 5) .....................              7,453,637                     7,062,746             2,616
ACCOUNTS PAYABLE (Note 6) ..........................             24,191,642                    16,746,260             6,203
ACCRUED TAX LIABILITIES ............................             25,563,794                    27,977,453            10,364
DEFFERRED MONETARY ADJUSTMENT ......................             15,329,161                    14,422,793             5,343
OTHER LIABILITIES ..................................              2,302,741                     2,510,246               930
ACCRUED PENSION OBLIGATIONS ........................              6,342,644                     6,059,658             2,245
                                                          -----------------             -----------------    --------------
TOTAL LIABILITIES ..................................          1,114,433,210                   703,563,176           260,620
                                                          -----------------             -----------------    --------------
MINORITY INTEREST ..................................             94,588,662                    95,609,202            35,416
SHAREHOLDERS' EQUITY (DEFICIENCY) (Note 7) .........           (103,210,871)                  237,649,319            88,032
                                                          -----------------             -----------------    --------------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY (DEFICIENCY) ...............................      Ps  1,105,811,001             Ps  1,036,821,697    $      384,068
                                                          -----------------             -----------------    --------------
MEMORANDUM ACCOUNTS ................................      Ps    736,684,607             Ps    701,090,417    $      259,704
                                                          -----------------             -----------------    --------------

                        TRANSTEL S.A. - AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          THREE MONTHS ENDED
                                         ----------------------------------------------------
                                          JUNE 30, 2003             JUNE 30, 2004
                                         --------------    ----------------------------------
                                             Thousands of Colombian pesos       U.S. dollars
                                         of purchasing power as of June 30,    (In thousands)
                                           2004, except per share amounts
                                                     (Note 2)                    (Note 2 )
REVENUES
  Telecommunications Services:
Service revenues .....................   Ps  35,580,958    Ps   33,236,180     $      12,312
                                         --------------    ---------------     --------------
Total Revenues .......................       35,580,958         33,236,180            12,312
                                         --------------    ---------------     --------------
COST OF SERVICES
  Cost of telecommunications services         4,712,907          4,743,484             1,757
  Depreciation and amortization ......        4,040,953          5,019,662             1,859
                                         --------------    ---------------     --------------
Total Cost of Services ...............        8,753,860          9,763,146             3,616
                                         --------------    ---------------     --------------
GROSS PROFIT                                 26,827,098         23,473,034             8,696
                                         --------------    ---------------     --------------
OPERATING EXPENSES
  Administrative .....................        7,576,308          5,088,414             1,885
  Depreciation and amortization ......        3,642,984          8,966,802             3,322
  Provision for write-down of assets .        1,492,915         (1,741,889)             (645)
                                         --------------    ---------------     --------------
Total Operating Expenses .............       12,712,207         12,313,327             4,562
                                         --------------    ---------------     --------------
OPERATING INCOME                             14,114,891         11,159,707             4,134
                                         --------------    ---------------     --------------

OTHER INCOME (EXPENSE)
  Financing income (expenses), net           (9,213,071)       (21,065,116)           (7,803)
  Other income (expenses)                       324,104          4,896,910             1,814
                                         --------------    ---------------     --------------
Total Other Expense                          (8,888,967)       (16,168,206)           (5,989)
                                         --------------    ---------------     --------------

INCOME BEFORE INCOME TAX AND NET
MONETARY ADJUSTMENT GAIN .............        5,225,924         (5,008,499)           (1,855)
                                         --------------    ---------------     --------------
MONETARY ADJUSTMENT GAIN, NET ........       24,565,531         11,243,649             4,165
                                         --------------    ---------------     --------------
INCOME BEFORE INCOME TAX AND
 MINORITY INTEREST ...................       29,791,455          6,235,150             2,310
INCOME TAX BENEFIT (EXPENSE) .........       (7,639,077)        (2,406,353)             (891)
MINORITY INTEREST                            (1,606,636)          (524,670)             (194)
                                         --------------    ---------------     --------------
NET INCOME FOR THE YEAR ..............   Ps  20,545,742    Ps    3,304,127     $       1,225
                                         --------------    ---------------     --------------
NET INCOME PER SHARE .................   Ps        0.59    Ps         0.02
                                         --------------    ---------------
WEIGHTED AVG. NUMBER OF SHARES
 OUTSTANDING (in thousands) ..........       34,611,748        206,466,164
                                         --------------    ---------------

                                                          SIX MONTHS ENDED
                                         --------------------------------------------------
                                          JUNE 30, 2003           JUNE 30, 2004
                                         --------------    --------------------------------
                                         Thousands of Colombian pesos         U.S. dollars
                                         of purchasing power as of June 30   (In thousands)
                                         2004, except per share amounts
                                                     (Note 2)                  (Note 2)
REVENUES
  Telecommunications Services:
Service revenues .....................   Ps  71,365,014    Ps   69,099,982   $     25,597
                                         --------------    ---------------   ------------
Total Revenues .......................       71,365,014         69,099,982         25,597
                                         --------------    ---------------   ------------
COST OF SERVICES
  Cost of telecommunications services        10,194,702         10,351,000          3,834
  Depreciation and amortization ......        8,339,032          9,832,321          3,642
                                         --------------    ---------------   ------------
Total Cost of Services ...............       18,533,734         20,183,321          7,476
                                         --------------    ---------------   ------------
GROSS PROFIT                                 52,831,280         48,916,661         18,121
                                         --------------    ---------------   ------------
OPERATING EXPENSES
  Administrative .....................       15,267,882          9,273,225          3,435
  Depreciation and amortization ......        6,840,063         15,588,662          5,774
  Provision for write-down of assets .        3,420,553          3,754,243          1,391
                                         --------------    ---------------   ------------
Total Operating Expenses .............       25,528,498         28,616,130         10,600
                                         --------------    ---------------   ------------
OPERATING INCOME                             27,302,782         20,300,531          7,521
                                         --------------    ---------------   ------------

OTHER INCOME (EXPENSE)
  Financing income (expenses), net          (53,086,985)       (34,917,760)       (12,935)
  Other income (expenses)                       427,323          8,514,979          3,154
                                         --------------    ---------------   ------------
Total Other Expense                         (52,659,662)       (26,402,781)        (9,781)
                                         --------------    ---------------   ------------

INCOME BEFORE INCOME TAX AND NET
MONETARY ADJUSTMENT GAIN .............      (25,356,880)        (6,102,250)        (2,260)
                                         --------------    ---------------   ------------
MONETARY ADJUSTMENT GAIN, NET ........       50,053,809         37,649,660         13,946
                                         --------------    ---------------   ------------
INCOME BEFORE INCOME TAX AND
 MINORITY INTEREST ...................       24,696,929         31,547,410         11,686
INCOME TAX BENEFIT (EXPENSE) .........       (9,603,400)        (8,460,513)        (3,134)
MINORITY INTEREST                            (2,183,399)        (2,883,521)        (1,068)

                                         --------------    ---------------   ------------
NET INCOME FOR THE YEAR ..............   Ps  12,910,130    Ps   20,203,376   $      7,484
                                         --------------    ---------------   ------------
NET INCOME PER SHARE .................   Ps        0.37    Ps         0.10
                                         --------------    ---------------
WEIGHTED AVG. NUMBER OF SHARES
 OUTSTANDING (in thousands) ..........       34,611,748        206,466,164
                                         --------------    ---------------

                         TRANSTEL S.A. AND SUB SIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FOR THE SIX MONTS ENDED JUNE 30,
                                                                  ------------------------------------------------------
                                                                      2 0 0 3                         2004
                                                                  ---------------   ------------------------------------
                                                                     Thousands of Colombian pesos of      U.S dollars
                                                                  purchasing power as of June 30, 2004   (In thousands)
                                                                                                            (Note 2)
OPERATING ACTIVITIES:
  Net Income ..................................................   Ps  12,910,130    Ps   20,203,376      $         7,483
  Adjustments to reconcile net loss to net cash
   provided by operating activities:
    Depreciation ..............................................         9,850,001        12,287,650                4,552
    Amortization of intangible, deferred charges and other
     assets                                                             6,499,708        13,133,333                4,865
    (Gain) loss on sale of property, plant and equipment ......                --            67,920                   25
    Allowance for inventories .................................           126,660           120,000                   44
    Deferred Income taxes .....................................         4,088,949         3,398,144                1,259
    Net monetary correction ...................................       (50,053,809)      (37,649,660)             (13,946)
    Unrealized foreign exchange loss ..........................         7,290,866         4,221,490                1,564
    Allowance for doubtful investments ........................                --         1,186,960                  440
    Allowance for doubtful accounts receivable ................         3,080,198         2,447,281                  907
    Allowance for property, plant and equipment ...............           213,695                --                   --
    Minoritary Interest .......................................         2,183,400         2,883,521                1,068
    Accrued interest on bonds .................................        27,668,930         4,150,743                1,538
    Addition of deferred charges ..............................        (1,214,637)       (5,633,679)              (2,087)
  Changes in operating assets and liabilities:
    Accounts receivable .......................................       (26,611,082)       12,717,076                4,711
    Inventories ...............................................            92,277            37,162                   14
    Prepaid expenses ..........................................          (776,484)           11,689                    4
    Accounts payable ..........................................        26,182,675       (34,686,983)             (12,849)
    Tax liabilities ...........................................        (1,657,165)       (3,706,619)              (1,373)
    Accrued payroll liabilities ...............................          (234,828)         (184,417)                 (68)
    Other liabilities and accrued pension obligations .........        (1,618,534)       (7,258,037)              (2,690)
                                                                  ---------------   ---------------      ---------------
    Net cash provided by (Used in)operating activities ........        18,020,950       (12,253,050)              (4,539)
                                                                  ---------------   ---------------      ---------------
FINANCING ACTIVITIES:
    Increase (decrease) in short-term debt, net ...............        (7,249,484)       (3,951,582)              (1,464)
    Payment of long-term debt .................................           (10,297)               --                   --
    Issuance of long-term debt ................................           607,012                --                   --
                                                                  ---------------   ---------------      ---------------
    Net cash used in financing activities .....................        (6,652,769)       (3,951,582)              (1,464)
                                                                  ---------------   ---------------      ---------------
INVESTING ACTIVITIES:
    Acquisition of property, plant and equipment ..............        (1,368,241)       (2,004,784)                (743)
    Acquisition of intangibles ................................                --           (99,528)                 (37)
    Acquisition of investment .................................          (297,740)               --                   --
                                                                  ---------------   ---------------      ---------------
    Net cash used in investing activities .....................        (1,665,981)       (2,104,312)                (780)
                                                                  ---------------   ---------------      ---------------
    Effect of constant peso restatement .......................          (196,713)         (981,235)                (363)
                                                                  ---------------   ---------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS ...................................................         9,505,487       (19,290,179)              (7,146)
CASH AND CASH EQUIVALENTS:
  At the beginning of the year ................................         3,950,778        21,992,714                8,147
                                                                  ---------------   ---------------      ---------------
  At the end of the year ......................................   Ps   13,456,265   Ps    2,702,535      $         1,001
                                                                  ---------------   ---------------      ---------------

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

NOTE 1 - REPORTING ENTITY

The term "Transtel" refers to Transtel S.A. and the term "Company" refer to Transtel and its consolidated subsidiaries identified below. References to "Pesos" or "Ps" are to the Colombian peso and references to "Dollars" and "$" are to the United States dollar.

The Company maintains its accounting records and prepares its financial statements in Pesos. As more fully explained in Note 2, the accompanying consolidated financial statements are restated to constant Pesos of purchasing power as of June 30, 2004. Accounting principles used in the preparation of the consolidated financial statements of the Company follow generally accepted accounting principles in Colombia ("Colombian GAAP").

The following table shows Transtel's consolidated subsidiaries as of June 30, 2004 and Transtel's ownership percentage and other relevant information. The seven majority owned subsidiaries are referred to in these notes as the "Operating Subsidiaries".

                                                                          COLOMBIA                       COMMENCEMENT    TRANSTEL
                                                                           REGION          DATE OF      OF COMMERCIAL   OWNERSHIP
                            LEGAL ENTITY                                   SERVED       INCORPORATION     OPERATIONS    PERCENTAGE
---------------------------------------------------------------------    -----------    -------------   -------------   ----------
Empresa de Telefonos de Jamundi S.A., E.S.P. ("TeleJamundi") ........    Jamundi           9/29/93         6/1/97             99.9
Unitel S.A. E.S.P. ("Unitel") ......................................     Yumbo             3/11/94         6/1/97             98.4
                                                                         Palmira and
Empresa de Telefonos de Palmira S.A., E.S.P. (Telepalmira) ..........    Candelaria         6/1/95         9/2/95             60.0
Telefonos de Cartago S.A., E.S.P. ("TeleCartago") ...................    Cartago            1/3/97         4/1/97             65.0
Caucatel S.A., E.S.P. ("Caucatel") ..................................    Popayan           4/30/97         5/1/97             51.0
Bugatel S.A., E.S.P. ("Bugatel") ....................................    Buga              6/16/97         7/1/97             60.0
Empresa de Telecomunicaciones de Girardot S.A.E.S.P.
 ("TeleGirardot") ...................................................    Girardot         12/31/97         1/1/98             60.0
Suscripciones Audiovisuales E.U. ....................................    Cali              7/15/98        1/31/98            100.0
Cablevision E.U .....................................................    Cali              9/15/98        1/31/98            100.0

The Company is the largest private telephone company in Colombia. The Company owns and operates seven telephone systems and one cable system, providing voice, data and other media services to commercial and residential subscribers in Cali and nine other cities in southwestern Colombia. The Company began operations in 1995 with one system, TelePalmira. The Company has grown through acquisitions, internal growth and the implementation of its expansion plan, now complete, for the development, expansion and upgrade of the systems it acquired. The Company has recently completed a financial restructuring, as described below.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

     (i)  THE RESTRUCTURING

In 2000, as a result of an economic recession in Columbia, and technical difficulties with its communication systems, the Company experienced a significant loss of revenues and cash flows due to a significant increase in its subscriber turnover rate. At the same time, a severe devaluation of the Peso against the Dollar increased the effective cost of the Company's Dollar-dominated debt and lease obligations. As a result, the Company's cash flows from operations were insufficient to meet required payments on its financial obligations. On October 4, 2002, pursuant to the terms of a proposed restructuring agreement (the "Restructuring Agreement"), Transtel commenced a voluntary reorganization proceeding in Colombia under Colombia's Law 550 of 1999 ("Law 550") seeking to restructure its then outstanding financial obligations (the "Restructuring").

On November 25, 2003, creditors representing more than 99% of the financial claims against the Company and all of Transtel's shareholders approved the Restructuring, which became binding on all creditors and shareholders, including those creditors that did not vote for its approval. The Restructuring became legally binding on February 24, 2004 when the Restructuring Agreement was executed.

Pursuant to the Restructuring, Transtel restructured an aggregate amount of Ps 835,790 million ($309.6 million) of eligible financial claims, of which Ps535,597 million ($198.4 million) were exchanged for restructured obligations and Ps 300,193 million ($111.2 million) were exchanged for shares of Transtel's equity. Except as described below, with respect to obligations owed to the Company's principal equipment vendor, Siemens AG and related entities ("Siemens"), the Restructuring did not affect the obligations of the Operating Subsidiaries, including obligations to suppliers and vendors, local banks and, with respect to deferred value-added taxes and duties in connection with the purchase and importation of telecommunications equipment, the Direccion de Impuestos y Aduanas Nacionales ("DIAN"), the Colombian tax authority.

Pursuant to Colombian GAAP, the Restructuring was accounted for as of its November 25, 2003 approval date. Accordingly, as of such date, the Company's liabilities are presented as having been restructured in accordance with the terms of the Restructuring Agreement, together with an obligation for "convertible liabilities" which reflects pre-restructuring liabilities which were converted to contingently convertible debt, convertible debt and equity (the "Convertible Debt and Equity Option") or floating rate notes, as described below, upon the date the Restructuring became legally binding, February 24, 2004.

      (ii) RESTRUCTURING TERMS

Under the Restructuring Agreement, Transtel's creditors were entitled to elect either the Convertible Debt and Equity Option (formerly termed the "Capitalization Treatment") or an option which would exchange existing claims for new floating rate notes as described below (formerly termed "Base Treatment"). Creditors who did not vote or voted against the Restructuring received the floating rate notes.

Creditors holding an aggregate $290.6 million of eligible claims, including Siemens, elected to convert their claims under the Convertible Debt and Equity Option. As a consequence, Transtel issued in exchange for all claims the following:

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

     . Contingently convertible senior notes with a principal amount of $152,086,000, as described below in Note 4.

     . Convertible subordinated notes with a principal amount of $32,258,332, as described below in Note 4, and

     . 96,570,047,420 shares representing 27.6% of the common stock of Transtel totaling 96,570,047,420 shares representing 27.6% of the total outstanding common stock, after giving effect to the Restructuring. These shares are held by a share trust and are in the form of trust certificates (the "Trust Share Certificates"). On February 24, 2004, Transtel increased its authorized share capital to one billion, five hundred million Pesos ($1,500,000,000,000) in connection with the issuance of such shares of common stock.

The claims subject to the Convertible Debt and Equity Option were exchanged in the following units:

     .  $1,000 face amount of contingently convertible senior notes,

     .  $205 face amount of convertible notes, and

     . One trust share certificate representing 634,970 shares of common stock of Transtel.

The indenture for the contingently convertible senior notes incorporates a mandatory sale provision, which is intended to provide a process for the orderly sale of the Company in the event of an acceleration of the contingently convertible senior notes or a failure to redeem the convertible notes at maturity. At the completion of any resulting sale, the contingently convertible senior notes would be converted into shares of common stock of Transtel and the net proceeds of such sale distributed first to the holders of such common shares up to an amount which is equal to the unpaid principal and interest on the contingently convertible senior notes at the time of conversion, as defined by agreement. Any remaining proceeds would be distributed to Transtel's other shareholders, as defined by agreement.

The trust share certificates are subject to a shareholders' agreement, which provides a procedure to maintain a five-member Board of Directors of Transtel through the date the contingently convertible senior notes are paid in full including two members designated by the holders of the trust share certificates. The shareholders agreement also gives the holders of the trust share certificates (a) tag-along rights to participate in issuances of common stock and (b) pre-emptive rights to subscribe to a pro rata share of any new issuance of common stock. Pursuant to the shareholders' agreement, the shareholders, other than shareholders by virtue of the Restructuring, have a drag along right which requires the holders of the trust share certificates to participate in any sale by such shareholders of all or substantially all of their common stock. Finally, the parties to the shareholders agreement have waived payment of mandatory dividends by Transtel during the period for which dividends are prohibited under the indenture for the contingently convertible senior notes.

Creditors who elected the Convertible Debt and Equity Option in exchange for their claims, other than Siemens, also received an aggregate restructuring fee of $6,636,676 on February 24, 2004 and will receive an additional amount of $2,174,530 in October of 2004. In lieu of these payments, Siemens received at closing an additional 2,058 units of convertible debt and equity, as described above. The components of these additional units are included in the aggregate amounts of contingently convertible senior notes, convertible notes and shares of common stock of Transtel described above.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

Siemens' claims against Transtel included claims in respect of obligations of the Operating Subsidiaries for which Transtel was jointly and severally liable to Siemens (including, but not limited to, obligations under international lease agreements, local contracts and maintenance contracts). All of Siemens' contractual rights and obligations with Transtel and the Operating Subsidiaries were included and received due consideration in the Restructuring. As part of this settlement, Siemens transferred its equipment leases with the Operating Subsidiaries, together with title to the leased assets, to Morris Lease Asset I, Ltd. (MLA), which was formed for this purpose, and MLA pledged its rights under the assigned leases and its interest in the leased assets to secure payment of the contingently convertible senior notes.

Floating rate notes. Creditors holding an aggregate $18.6 million of eligible claims received the floating rate notes, described in detail in Note 4.

Other claims. Other priority employee, pension and tax claims representing less than 0.2% of the claims subject to the Restructuring were either paid in cash at the closing or will be paid over time in accordance with statutory requirements.

Covenants
The contingently convertible senior notes indenture includes, in addition to other covenants customarily found in such indentures, limitations on the ability of Transtel and its Subsidiaries to:

     . Pay dividends or repurchase outstanding shares of common stock, or issue additional common stock (or, at the subsidiary level, preferred stock);

     .  Make investments or create new subsidiaries;

     .  Incur additional debt or grant liens on their assets;

     .  Dispose of assets; and

     .  Enter into transactions with shareholders and affiliates.

As of June 30, 2004, management believes that the Company is in compliance with all such covenants.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

In November 2003 the Company completed the restructuring of its financial obligations pursuant to GAAP. The Company believes that the Restructuring will provide sufficient financial flexibility to permit the Company to meet all of its commitments.

The Company believes that its subscriber base has stabilized and is implementing new marketing programs designed to i) stimulate usage and ii) attract higher margin business accounts. The landline telephone business is very cost competitive and the Company expects that as the Colombian economy improves, additional subscribers, both residential and commercial, will be drawn to its products. Management will also continue to focus on cost control, acknowledging that it will still incur restructuring-related expenses and will be implementing tariff increases permitted by the regulatory authorities. The Company believes that these efforts, in combination, will result in an improvement in its financial position in 2004.

Siemens Obligations

The Company's obligations to Siemens prior to the Restructuring included amounts owing under international lease agreements, purchase agreements and service agreements entered in to in connection with the acquisition, installation and financing of the telecommunications in the expansion plan. Transtel was jointly and severally liable for the obligations of the Operating Subsidiaries under these contracts. Siemens elected the Debt and Equity Option under the Restructuring Agreement. All of Siemens' contractual rights and obligations with Transtel and the Operating Subsidiaries were included and received due consideration in the Restructuring. As part of this settlement, Siemens agreed to transfer its equipment leases with the Operating Subsidiaries, together with title to the leased assets, to Transtel or Transtel's designee. The leases and leased assets were transferred as of the closing of the Restructuring to MLA, a wholly owned subsidiary of Transtel that was formed for this purpose, MLA pledged its rights under the assigned leases and its interest in the leased assets to secure payment of the contingently convertible senior notes issued in the Restructuring.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies utilized by the Company in the preparation and presentation of its consolidated financial statements are described below:

BASIS OF PRESENTATIONS

The interim consolidated financial statements for the six months ended June 30, 2003 and 2004 are unaudited and have been prepared in accordance with accounting principles generally accepted in Colombia. In the opinion of management, such interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The results of operations for the six months ended June 30, 2004 are not necessarily an indication of the results to be expected for the full year. The financial information has been presented in constant Pesos of June 30, 2004 purchasing power. U.S. dollar ("Dollar" or "$") amounts are translated from Peso amounts at the Representative Market Rate on June 30, 2004, which was Ps 2,699.58 Pesos to one Dollar. (On December 31, 2003, the ratio was Ps 2,778.21 to one Dollar.) No representation is made that the Peso or Dollar amounts could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

      (a) Consolidation

       Companies in Colombia are required to maintain their accounting records and prepare their financial statements in conformity with Colombian GAAP. Colombian GAAP requires the consolidation of subsidiaries in which a company owns, directly or indirectly, more than 50% of the common stock. All of Transtel's subsidiaries are consolidated, and intercompany accounts and transactions are eliminated.

      (b) Monetary unit

The Company maintains its accounting records and prepares its financial statements in Pesos.

      (c) Recognition of revenues, costs, and expenses

       Revenues from telephone and pay television services are recognized in the period in which services are rendered. Revenues for national and local long distance calls are recognized net of amounts due to long distance operators. Revenues for connection fees for telephone lines are recognized on payment in cash or the execution of a promissory note by the customer and the Company's assignment of a telephone number that is transferable to others by the customer. Connection fees are refundable only if the customer cancels its service within six months of installation.

Related costs and expenses are recorded on an accrual basis.

      (d) Inflation adjustments

       Certain financial statement items are adjusted for the effects of inflation. Non-monetary assets and liabilities are adjusted on the basis of changes in the Colombian Middle-Income Consumer Price Index (MCPI), also known as the Colombian PAGG Index, applied on a lagging one month basis. Stockholders' equity (except the valuation surplus) is adjusted to recognize the effects of inflation by using adjusting percentages determined based upon the consumer price index variation (5.24%, 6.12% and 4.67% for six month ended June 30, 2003, year ended December 31, 2003 and for six month ended June 30, 2004 respectively). The effect of inflation is reflected within the balance of each non-monetary item of the financial statements, except for the reappraisal adjustments related to fixed assets, which are presented separately as discussed below. The net gains or losses from the effects of inflation are reflected as a net monetary adjustment gain or loss in the statements of operations.

Unless expressly stated otherwise, the financial information included in the accompanying financial statements and notes thereto for all periods presented has been restated into constant Pesos as of June 30, 2004 in order to express all financial information in the purchasing power as of that date. The rate of inflation and the constant Peso factor as measured by the Colombian MCPI, applied to the Company's financial statement data for each period is as follows:


                                        RATE OF INFLATION FOR   COLUMBIAN PAAG
                                               THE YEAR             INDEX
                                        ---------------------   --------------
    Six months ended June 30, 2003..            5.24                1.0555
    Year ended December 31, 2003....            6.12                1.0467
    Six months ended June 30, 2004..            4.67                1.0000

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

      (e) Investments

        Negotiable investments with a fixed rate of income are recorded at cost plus accrued yields; investments in the common stock of non-publicly traded companies, in which the Company does not exercise significant influence, are accounted for by the cost method adjusted for inflation; investments in the common stock of non-publicly traded companies, in which the Company exercises significant influence (20%-50% of voting shares) are accounted for by the equity method.

      (f) Allowance for doubtful accounts

        This represents the amount estimated by management as necessary to provide adequate protection against normal credit losses. The Company records a provision and/or charges doubtful receivables against earnings in the period when accounts are seven months past due, or earlier if circumstances indicate that a recovery of the receivable is doubtful.

      (g) Inventories

        Inventories are recorded at cost. Cost is determined based upon the average-cost method. A provision is recorded to reduce obsolete and slow-moving inventories to their net realizable value. Beginning January 1, 2003, in accordance with the issuance of Law 788 of 2002, the Company began recognizing the effects of inflation on inventories, such practice had been suspended by Law 488 of 2000.

      (h) Deferred costs

     . Pre-paid expenses - Primarily insurance premiums that are amortized over time according to the terms of the policies.

     . Deferred charges - Includes organization costs and pre-operating expenses, studies and investigations, deferred foreign exchange losses on foreign currency denominated long-term debt, expenses incurred in the restructuring of foreign-currency debts, and bond issuance expenses. Deferred charges are adjusted for inflation with a credit to the monetary adjustment account. Expenses incurred in the Restructuring will be fully amortized during 2004. Bond issuance expenses are amortized on a straight - line basis over the life of the related bonds.

     . Deferred foreign exchange gains and (losses) - The exchange difference resulting from foreign currency long-term debt that is used to finance infrastructure projects is recorded as a deferred foreign exchange gain or loss and is amortized to operations over the term of the debt. This accounting treatment is based upon the Superintendent of Corporations (the Colombian Corporations Regulator) by resolution No. 620-3074 of July 10, 2001.

     . Tax to preserve democratic security - This tax was enacted according to Decree 1838 of August 11, 2002, and Decree 1885 of August 20, 2002. The charge associated with this tax will be amortized according to the provisions of Resolution 012772 (issued by the Office of the Superintendency of Domiciliary Public Services) from the period of assessment until December 31, 2007.

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

     . Deferred monetary adjustment - Assets related to the deferred monetary adjustment represents the estimated inflationary effects on equity that is used to finance the construction of fixed assets. Liabilities related to the deferred monetary adjustment represents the inflationary effects recorded to construction-in-progress. The assets and liabilities related to the deferred monetary adjustments are amortized over a period corresponding to the estimated useful lives of the related assets; the effect of the amortization is included in the net monetary adjustment gain or loss in the statement of operations.

      (i) Property, plant and equipment

        Property, plant and equipment are recorded at cost, adjusted for inflation and are depreciated using the reverse-sum-of-the-years digits method over their estimated useful lives, as follows:

                                                           USEFUL
                                 ASSETS                    LIVES
                    ----------------------------------     --------
                    Building                               30 years
                    Telecommunications equipment           20 years
                    Telephone networks                     20 years
                    Machinery and equipment                10 years
                    Office and computer equipment          5 years
                    Fleet and transportation equipment     5 years

        The Company does not estimate any salvage value for its assets as it considers that such value is immaterial. Sales and retirements of these assets are recorded at their net inflation-adjusted cost, and differences between sale proceeds and net inflation-adjusted cost are recorded as gains or losses in the statement of operations.

        Disbursements for additions to and substantial improvements of assets are capitalized and adjusted for inflation. Interest costs incurred during the construction period on long-term debt that is used to finance construction are capitalized. Maintenance and repair expenditures are expensed as incurred.

      (j) Excess of appraised value over net book value of fixed assets

        This amount corresponds to the differences between the net book value of fixed assets and their replacement value, in the case of operating plants and communications networks, and the commercial value of buildings, such amounts are determined through appraisals conducted by independent appraisers over three year intervals. The most recent such appraisals were performed and the corresponding adjustments recorded during the year ended December 31, 2003.

The effects of appraisals are recorded on an individual asset basis. Appraised values in excess of the corresponding book values are presented separately within non-current assets in the accompanying balance sheet and are not subject to amortization. The offsetting entry is recorded to valuation surplus included in shareholders' equity. Such valuation surplus may not be distributed to shareholders. A charge to operations is recorded when appraised values are lower than the net adjusted book value of property, plant and equipment.

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

      (k) Provision for income taxes

        The Company determines the provision for income taxes based upon the taxable income estimated at rates specified in the tax law. Deferred income taxes are recorded for the effects of temporary differences between book and tax amounts of assets and liabilities. A valuation allowance is recorded against the deferred tax assets that management believes are more likely than not will not be realized.

      (l) Translation of foreign currency transactions and balances

        Transactions and balances denominated in a currency other than the Peso are translated into Pesos at market rates determined by the Colombian central bank. Foreign currency exchange gains and losses resulting from fluctuations in exchange rates between the date transactions are first recorded and the date of settlement or valuation and at the end of the period are charged to other expense, except for exchange gains and losses related to liabilities incurred for purchases of equipment and inventory, which are capitalized as part of the cost of such assets and long-term debts denominated in foreign currencies, for which exchange gains and losses are capitalized and amortized over the period of the loans.

        The exchange rate used to translate Dollar balances into Pesos as of June 30, 2003, and 2004 was Ps 2,817.32, and Ps 2,699.58 per $ 1, respectively.

      (m) Convenience translation to Dollars

        The Dollar amounts presented in the financial statements and accompanying notes have been translated from the Peso amounts solely for the convenience of readers in the United States of America, at the exchange rate of Ps2,699.58 per $1, which approximates the exchange rate at June 30, 2004. Such translation should not be construed as representation that amounts shown could be converted into Dollars at such rate or any other rate.

      (n) Net income (loss) per share

        Net income (loss) per share is computed by dividing net loss applicable to common shares by the weighted average number of subscribed and paid shares outstanding for the six months presented. The weighted average share used in the computation of income (loss) per share was 34,611,747,976 and 206,466,163,840 in June 30, 2003, and 2004 respectively.

      (o) Cash equivalents

        For purposes of presentation in the statements of cash flows, investments with maturity of three months or less from their initial issuance date are classified as cash equivalents.

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

      (p) Accounting estimates

        The preparation of financial statements in conformity with Colombian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Subsequent resolution of some matters could differ from those estimates.

      (q) Accounting changes:

        Debt restructuring cost -As a consequence of the Restructuring Agreement, on November 2003, the Company changed its amortization policy related to previously capitalized restructuring expenses. As a result of above, the restructuring expenses will be fully amortized by November 30, 2004

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

     NOTE 3- ACCOUNTS RECEIVABLE, NET

     Accounts receivable consists of the following:

                                                               DECEMBER 31,        JUNE 30,
                                                             ---------------   ---------------
                                                                  2003               2004
                                                             ---------------   ---------------
        Subscribers .......................................  Ps   16,474,738   Ps   15,826,158
        Advances ..........................................        1,969,199         2,032,500
        Tax prepayment and other advances .................        5,540,567         4,232,305
        Subsidies and contributions (a) ...................       29,413,420        30,404,842
        Related parties ...................................        3,590,268         3,430,763
        Employees .........................................           12,008            10,258
        Others ............................................        5,224,397         3,046,154
        Sub-total .........................................       62,224,596        58,982,980
        Less - valuation allowance for doubtful accounts...         (749,203)       (3,119,234)
                                                                  61,475,394        55,863,746
        Less-Non-current portion ..........................
          Subsidies and contributions (a) .................       29,413,420        30,404,842
          Related parties .................................          146,770           140,222
                                                                  29,560,191        30,545,064
        Accounts receivable, net ..........................  Ps   31,915,203   Ps   25,318,682

    (a) This amount represents the net value of subsidies and contributions, in accordance with Colombian Law 142, which has been recorded as an account receivable due from the Colombian Ministry of Communication, (Fondo de Telecomunicaciones). The Company estimates that the amount owed to the Company will be recovered in full on the terms provided in Resolution 425 of the Ministry of Communication (2002).

The activity in the valuation allowance for accounts receivable is as follows:

                                                                DECEMBER 31,        JUNE 30,
                                                              ---------------   ---------------
                                                                   2003               2004
                                                              ---------------   ---------------
        Balance at beginning of year ......................   Ps (2,870,601)    Ps     (749,203)
        Provision during year .............................      (9,766,213)         (2,447,282)
        Write-off of accounts receivable ..................      11,722,062              43,824
        Effect of constant peso restatement ...............         165,549              33,427
                                                              ---------------   ---------------
        Balance at end of year ............................   Ps   (749,203)    Ps   (3,119,234)
                                                              ===============   ===============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------
     NOTE 4 - BONDS PAYABLE

        The amounts recorded by the Company as of December 31, 2003 and June 30, 2004 for the Senior notes, Convertible subordinated notes and Base notes are as follows:

                                                               DECEMBER 31,        JUNE 30,
                                                             ---------------   ---------------
                                                                  2003               2004
                                                             ---------------   ---------------
        Senior 12.5 % notes ($152,084,298) ...............   Ps  442,253,901   Ps  410,563,730
        Base international ($9,716,977) ..................        28,256,506        26,231,757
        Base national notes ..............................        14,711,385        13,921,137
        Convertible notes ($32,258,332) ..................        89,285,603        87,083,940
                                                             ---------------   ---------------
        Total ............................................       574,507,395       537,800,564
        Less: current portion ............................                --                --
                                                             ---------------   ---------------
                                                             Ps  574,507,395   Ps  537,800,564
                                                             ---------------   ---------------

OLD NOTES

On October 28, 1997, Transtel issued $150 million principal amount of Senior 12 1/2% notes due in 2007 (the "Old Senior Notes") in connection with the financing of its expansion plan.

On December 31, 1998, Transtel issued $15 million principal amount of Senior 20.32% discount notes due 2008 (the "Old Discount Notes", and, together with the Old Senior Notes, the "Old Notes"). The Old Discount Notes accreted interest at the rate of 20.22% per annum, compounded semi-annually, and were to have an accreted face value at scheduled maturity of approximately $95.7 million. Interest accrued on the accreted value of the Old Discount Notes at the rate of 0.10% per annum and was payable on February 13 and August 13, until their scheduled maturity of August 13, 2008.

The Old Discount Notes were unsecured obligations of Transtel. Each operating subsidiary that received proceeds from the issuance of the Old Discount Notes from Transtel was required under the indenture governing the Old Discount Notes to guarantee the Old Discount Notes.

As of September 30, 2002, the date for determining the voting and eligible amounts of claims in the Restructuring, the principal and accrued interest outstanding on the Old Senior Notes was $150,000,000 and $31,974,467 respectively, and the principal and accrued interest outstanding on the Old Discount Notes was $30,918,528 and $3,572, respectively.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

SENIOR NOTES

The senior notes consist of $152,086,000 principal amount of senior secured 12.5% notes due December 31, 2008. Interest will accrue on the senior notes from February 24, 2004 at the rate of 12.5% per annum and is payable quarterly commencing on March 31, 2004. Required principal repayments under the notes begins on December 31, 2005, with Ps21,114 million ($7.6 million) due December 31, 2005, Ps42,229 million ($15.2 million) due on December 31, 2006, Ps42,229 million ($15.2 million) due on December 31, 2007 and Ps 316,994 million ($114.1 million) due at maturity on December 31, 2008, in each case reduced in forward order of maturity by the amount of any prepayments from Excess Cash Flow, as defined in the note agreement. The unpaid principal balance of the notes matures on December 31, 2008. The notes are jointly and severally guaranteed by the Operating Subsidiaries and MLA and are secured by, among other things, inter-company notes due to Transtel from the Operating Subsidiaries in an aggregate amount of $104,979,404, substantially all of the assets of the Operating Subsidiaries and MLA, and a pledge of the 72.4% of the Common Stock of Transtel held by the shareholders other than shareholders resulting from the restructuring. Transtel has made required quarterly interest payments of $1.9 million at March 31, 2004 and $4.7 million at June 30, 2004. In the went of default Bond acceleration the senior note indenture agreement provide for a mandatory sale process, as defined, which would result in conversion of the senior note into emission base share of the Company at a conversion price per share equal to the stated per value of the common share of the Company.

CONVERTIBLE SUBORDINATED NOTES

The convertible notes consist of $32,258,332 of convertible subordinated notes due December 31, 2008. Principal and accrued interest on the convertible subordinated notes is due in one lump-sum payment at maturity. The principal amount of the convertible subordinated notes accretes interest from February 24, 2004 quarterly commencing March 31, 2004. The accretion rate is as follows: i) 2.5% until December 31, 2004, ii) 3.75% until December 31, 2006, iii) 4.25%
until December 31, 2007 and iv) 5% until December 31, 2008. The convertible subordinated notes mature on December 31, 2008 and will have a fully accreted value of $65,321,467 on that date. The convertible subordinated notes will convert into shares of common stock of Transtel (the "Conversion Shares") on the earliest of (a) maturity of the convertible subordinated notes, unless redeemed or otherwise paid in full on or before the redemption date, (b) a change of control under the indenture for the contingently convertible senior notes and
(c) an acceleration of the contingently convertible senior notes following an event of default, as defined by agreement. The number of conversion shares is dependent on the date of conversion (December 31, 2008). The conversion shares would represent (i) if converted on June 30, 2004, 35.81% of the fully diluted common stock of Transtel and (ii) if converted at their maturity, 57.13% of the fully diluted equity of Transtel.

BASE NOTES

The floating rate notes collectively consist of (i) $9,718,000 principal amount of floating rate senior unsecured notes due in 2014, (ii) $1,725,619 principal amount of Dollar-denominated promissory notes, and (iii) Ps 20,306,736 ($7,522,183) of the principal amount of Peso-denominated promissory notes. The floating rate notes are interest-free through February 24, 2007 and thereafter bear interest, in the case of dollar-denominated floating rate notes, at three month LIBOR, adjusted quarterly, and, in the case of Peso-denominated floating rate notes, at Colombian Unidad de Valor Real ("UVR"), a daily index issued by the Colombian Central Bank based on the average accreted inflation rate within a three-month period applying a formula defined by agreement. No principal payments are required on the floating rate notes prior to maturity on February 24, 2014.

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

NOTE 5 - FINANCIAL OBLIGATIONS

Financial obligations consists of the following:

                                                        DECEMBER 31,                      JUNE 30,
                                              ------------------------------   -----------------------------
                                                 Average                           Average
                                              interest rate        2003        interest rate       2004
                                                              --------------                   -------------
  Bank overdrafts .........................        DTF + 4    Ps     363,950      DTF + 4      Ps    626,918
  Borrowings from financial entities: .....
    Denominated in Pesos ..................        DTF + 4         7,503,973      DTF + 4          6,542,343
    Denominated in Dollars ................         13%            2,157,447       13%             2,002,853
    Other capital leases ..................      Libor + 5            59,320    Libor + 5             55,070
    National leases agreements ............        DTF + 4         4,389,310      DTF + 4          3,813,044
                                                              --------------                   -------------
Total .....................................                       14,474,000                      13,040,228
                                                              --------------                   -------------
Less: Long - term portion

    Denominated in Pesos ..................                        2,193,015                       2,095,171
    Denominated in Dollars ................                        2,157,447                       2,002,853
    National leases agreements ............                        3,103,175                       2,964,722
                                                              --------------                   -------------
Total long term portion ...................                        7,453,637                       7,062,746
                                                              --------------                   -------------
Total short term portion ..................                   Ps   7,020,363                   Ps  5,977,482
                                                              --------------                   -------------

DTF - or "deposito a termino fijo" is the interest rate of fixed term deposits.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

     NOTE 6 - ACCOUNTS PAYABLE

     Accounts payable consists of the following:

                                                                DECEMBER 31,        JUNE 30,
                                                              ---------------   ---------------
                                                                   2003               2004
                                                              ---------------   ---------------
        Suppliers:
          National ........................................   Ps   3,514,328    Ps   1,497,403
          International ...................................       20,012,899         7,238,081
                                                              ---------------   ---------------
          Sub-total .......................................       23,527,226         8,735,484
                                                              ---------------   ---------------

        Accounts Payable:
          Other costs and expenses ........................          370,144           333,615
          Value added taxes payable .......................        3,251,592         2,233,288
          Duties payable ..................................       41,641,051        38,657,218
          Commercial payables .............................        1,211,152         2,646,148
          Payroll withholdings payable ....................          227,849           228,053
          Accrued interest on the notes ...................       21,481,953         7,212,994
          Other creditors .................................        7,769,348         8,522,741
                                                              ---------------   ---------------
          Sub-total .......................................       75,953,090        59,834,057
                                                              ---------------   ---------------
        Total .............................................       99,480,316        68,569,541
                                                              ---------------   ---------------

        Less: long term portion
          Duties payable ..................................       18,000,220        16,710,396
          International suppliers .........................        6,191,422            35,864
                                                              ---------------   ---------------
        Total long term portion ...........................       24,191,642        16,746,260
                                                              ---------------   ---------------
        Total short term portion ..........................   Ps  75,288,674    Ps  51,823,281
                                                              ===============   ===============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

     NOTE 7 - SHAREHOLDERS' EQUITY

Authorized capital stock

        The authorized common stock as of June 30, 2004, amounts to 1,500 billion shares, of which 349,237,524,712 shares are in circulation respectively.

        As part of the Restructuring, Transtel's shareholders voted to increase the Company's authorized capital to one trillion five hundred billion Pesos (Ps 1,500,000,000,000), an amount which would allow for the subscription of shares related to the capitalization of debt pursuant to the Restructuring, in the amount of three hundred fourteen billion six hundred twenty-five million seven hundred seventy-six thousand seven hundred thirty six (314,625,776,736) shares of common stock of Transtel at a par value of one Peso each, and any other capitalization's that may be required by the Company. As a result of the Restructuring, creditors who capitalized a portion of their debt pursuant to the Capitalization Treatment acquired 27.6% of the total subscribed and paid-in capital of Transtel.

Legal reserve

        Pursuant to Colombian law, 10% of the net profit of the Transtel and its Colombian subsidiaries in each year must be appropriated with a credit to a "reserve fund" until the fund reaches an amount equivalent to at least 50% of the subscribed capital. This legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed profits.

Appropriated for future construction and acquisitions

        Reserves other than the legal reserve, appropriated directly out of retained earnings, are freely distributable by the shareholders in general meetings. Such distributions are not permitted by the indenture for the Senior Notes and, pursuant to the Shareholders Agreement, which Transtel's shareholders have entered into in connection with the Restructuring, Transtel's shareholders have agreed to waive all distributions while they are prohibited by such indenture.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Fiduvalle Arbitration

In December 2003, January 2004 and February 2004, the Operating Subsidiaries, Unitel, TeleJamundi and TeleCartago received notices of litigation claims filed by Fiduciaria del Valle S.A. ("Fiduvalle"). The three litigation claims were brought by Fiduvalle before different arbitration boards at the arbitration and reconciliation center of the chamber of commerce of Cali, claiming, among other things, that the defendants had collected but failed to remit to Fiduvalle certain receivables that the defendants had previously assigned to Fiduvalle. The aggregate amount claimed by Fiduvalle is Ps 6,228 million ($2.3 million). The arbitration is currently pending. Management believes that the resolution of this matter will not have a material effect on the Company's financial position, results of operations or cash flows.

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

Proceedings Relating to Interconnection Agreements

At the request of certain long distance carriers, the "Comision de Regulacion de Telecomunicaciones" ("CRT") has issued resolutions that require the Company, prior to the termination of its current long distance carrier agreements, to provide carriers with the option of paying access charges either (i) on the basis of actual minutes used, as the interconnection agreements currently provide, or (ii) on a fixed-fee basis, determined by reference to the capacity allocated to the carriers. The Company believes that the CRT has exceeded its authority in issuing such resolutions, and that the terms of the current agreements cannot be superseded in this manner. Accordingly, the Company has brought an action before a Colombian public law court, the Tribunal Administrativo de Cundinamarca, seeking to have the resolutions of the CRT declared invalid. That action is currently pending. If the Company does not prevail in this action, and is required to comply with the resolutions of the CRT, revenues from access charges could be adversely affected.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

NOTE 9 - DIFFERENCES BETWEEN COLOMBIAN GAAP AND U.S. GAAP

     The Company's financial statements are prepared in accordance with accounting principles generally accepted in Colombia, which differ, in certain significant respects from those applicable in the United States of America ("U.S. GAAP"). This note presents reconciliation to U.S. GAAP of net income (loss) for the six months ended June 30, 2003 and 2004 and shareholders' equity (deficiency) as of and for the years ended December 31, 2003.

(a) RECONCILIATION OF NET INCOME (LOSS):

        The following summarizes the principal differences between accounting principles under Colombian GAAP and U.S. GAAP and the effects on net income
(loss) for the six months ended June 30, 2003, and 2004:

                                                                                   SIX MONTH ENDED JUNE 30,
                                                                               -------------------------------
                                                                                    2003             2004
                                                                               --------------   --------------
     Consolidated net income under Colombian GAAP ..........................   Ps  12,910,130   Ps  20,203,376

     (i)    Depreciation ...................................................      (13,282,908)      (9,922,658)
     (ii)   Capitalized interest ...........................................         (598,418)        (690,644)
     (iii)  Amortization of deferred costs .................................        1,559,674      (14,514,604)
     (iv)   Deferred foreign exchange losses ...............................       31,283,311       23,928,899
     (v)    Capital leases .................................................        2,588,128          193,194
     (vi)   Revenue recognition ............................................        1,458,924               --
     (vii)  Reversal of deferred monetary adjustment .......................         (868,024)        (559,067)
     (viii) Capitalized foreign exchange gains and losses on fixed assets ..          210,542          301,558
     (ix)   Distributions to shareholder ...................................           43,796               --
     (x)    Reduction in project cost from claim proceeds ..................          184,963          346,912
     (xii)  Effect of financial restructuring ..............................               --       69,000,724
                                                                               --------------   --------------
     Total US GAAP adjustments before income taxes and minority
      interests and cumulative effect of change in accounting principle ....       35,490,118       88,287,690
     (xiv)  Deferred income tax effects of the above US GAAP adjustments ...       (8,436,018)     (19,879,914)
     (xv)   Minority interest effects on the above US GAAP adjustments .....        3,333,219        1,190,304
                                                                               --------------   --------------
     Consolidated net income according to US GAAP ..........................   Ps  30,387,319   Ps  69,598,080
                                                                               ==============   ==============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

(b) RECONCILIATION OF SHAREHOLDERS' EQUITY (DEFICIENCY):

        The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and the effects on shareholders' equity at December 31, 2003 and for the six months ended June 30, 2004, respectively:

                                                                                        DECEMBER 31,        JUNE 30,
                                                                                      ---------------   ---------------
                                                                                           2003               2004
                                                                                      ---------------   ---------------
     Consolidated Shareholders' equity (deficiency) according to Colombian GAAP ...   Ps (103,210,871)  Ps  237,649,319

     (i)    Depreciation ..........................................................      (146,554,771)     (156,477,429)
     (ii)   Capitalized interest ..................................................        22,852,651        22,162,007
     (iii)  Amortization of deferred costs ........................................       (18,961,185)      (33,475,789)
     (iv)   Deferred foreign exchange losses ......................................       (82,935,197)      (59,006,298)
     (v)    Capital leases ........................................................         2,040,790         2,233,984
     (vii)  Reversal of deferred monetary adjustment ..............................        11,133,177        10,574,110
     (viii) Capitalized foreign exchange gains and losses on fixed assets .........       (35,876,906)      (35,575,348)
     (x)    Reduction in project cost from claim proceeds .........................        (3,526,083)       (3,179,171)
     (xi)   Appraised value over net book value of fixed assets and allowance for
             write down of property plant and equipment ...........................        (5,540,213)       (5,293,029)
     (xii)  Effect of financial restructuring .....................................       (69,000,724)               --
     (xiii) Adjustment of revaluation equity ......................................        (9,729,825)       (9,729,825)
                                                                                      ---------------   ---------------
     Total US GAAP adjustments before income taxes and minority interests .........      (439,309,157)      (30,117,469)
     (xiv)  Deferred income tax effects of the above US GAAP adjustments ..........        85,868,969        65,989,055
     (xv)   Effect of the above differences on minority interests .................        23,430,617        24,620,921
                                                                                      ---------------   ---------------
     Consolidated shareholder's equity (deficiency) according to US GAAP ..........   Ps (330,009,571)  Ps   60,492,507
                                                                                      ===============   ===============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

(c) CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY):

        The following summarizes the changes in shareholders' equity (deficiency) in accordance with U.S. GAAP for the two years in the period ended December 31, 2002, 2003 and the six months ended June 30, 2004:

             STATEMENTS OF SHAREHOLDERS' DEFICIENCY UNDER U.S. GAAP
                 THOUSAND OF COLOMBIAN PESOS OF PURCHASING POWER
                               AS OF JUNE 30, 2004

                                                                                    RETAINED             NET             TOTAL
                                                                     COMMON         EARNINGS            INCOME        SHAREHOLDERS'
                                                                      STOCK         (DEFICIT)           (LOSS)         DEFICIENCY
                                                                ---------------  ----------------  ---------------  ---------------
Balance, at December 31, 2001 ...............................   Ps   34,611,748  Ps  (28,126,840)  Ps  (72,248,178) Ps  (65,763,270)
  Adjustment deferred tax assets ............................                        (31,485,822)                       (31,485,822)
  Movement during the period ................................                         63,950,302                         63,950,302
  Transfer net income (loss) to retained earnings (deficit) .                --      (60,779,152)       60,779,152               --
  Effects by constant peso restatements .....................                --        6,404,222        11,469,026       17,873,248
  Net loss ..................................................                --               --      (326,330,264)    (326,330,264)
                                                                ---------------  ----------------  ---------------  ---------------
Balance, at December 31, 2002 ...............................        34,611,748      (50,037,290)     (326,330,264)    (341,755,806)
  Transfer net income (loss) to retained earnings (deficit) .                --     (293,805,947)      293,805,947               --
  Effects by constant peso restatement ......................                --      (30,811,521)       32,524,317        1,712,796
  Net loss ..................................................                --               --        10,033,439       10,033,439
                                                                ---------------  ----------------  ---------------  ---------------
Balance, at December 31, 2003 ...............................        34,611,748     (374,654,758)       10,033,439     (330,009,571)
  Issue of shares ...........................................       314,625,777                                         314,625,777
  Transfer net income (loss) to retained earnings (deficit) .                --        9,585,783        (9,585,783)              --
  Effects by constant peso restatement ......................                --        6,725,877          (447,656)       6,278,221
  Net income ................................................                --               --        69,598,080       69,598,080
                                                                ---------------  ----------------  ---------------  ---------------
Balance, at June 30, 2004 ...................................   Ps  349,237,525  Ps (358,343,098)  Ps   69,598,080  Ps   60,492,507
                                                                ===============  ================  ===============  ===============

The Company has no items of other comprehensive income according to U.S. GAAP.

(d) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN COLOMBIAN AND U.S. GAAP:

    (i) Depreciation

        Since January 1, 1996, the Company has used the reverse-sum-of-the-years method of depreciation for Colombian GAAP purposes. The Company used the straight-line method prior to 1996 for Colombian GAAP purposes. The straight-line method of depreciation is the method applied for purposes of U.S. GAAP. As a result, additional depreciation expense of Ps 13,282,908, and Ps 9,922,658 is recorded under U.S. GAAP in the six months ended June 30, 2003 and 2004, respectively.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

    (ii) Capitalized interest

        Under Colombian GAAP, the Company does not capitalize certain interest costs on projects during construction; capitalization of interest on qualifying assets is required according to U.S. GAAP. The following adjustments to interest and depreciation expense are required in order to reflect the increase in U.S. GAAP cost basis of qualifying assets:

                                                                         DECEMBER 31,       JUNE 30,
                                                                        --------------   --------------
                                                                            2003             2004
                                                                        --------------   --------------
     Capitalized interest ...........................................   Ps  23,154,226   Ps  22,852,651
                                                                        --------------   --------------
     Increase in assets .............................................       23,154,226       22,852,651
     Less - Additional depreciation expense on capitalized interest           (301,575)        (690,644)
                                                                        --------------   --------------
                                                                        Ps  22,852,651   Ps  22,162,007
                                                                        ==============   ==============

    (iii) Amortization of deferred costs

        For purposes of Colombian GAAP, the Company has deferred the following costs, which are required to be expensed as incurred in accordance with U.S. GAAP

                                                                         DECEMBER 31,       JUNE 30,
                                                                        --------------   --------------
                                                                             2003            2004
                                                                        --------------   --------------
     Organization costs and preoperating expenses ...................   Ps   5,094,306   Ps   4,867,016
     Other deferred .................................................          991,461          958,054
     Tax to uphold democratic security ..............................        2,818,695        2,692,935
     Bond issuance expenses .........................................               --       20,544,140
     Debt restructuring cost ........................................       24,968,023       30,194,536
                                                                        --------------   --------------
     Increase in expenses ...........................................       33,872,485       59,256,681
     Less - Amortization recorded under Colombian GAAP ..............      (14,911,300)     (25,780,892)
     Deferred costs, net ............................................   Ps  18,961,185   Ps  33,475,789
                                                                        --------------   --------------
     Effect in reconciliation on net income .........................   Ps   1,559,674   Ps (14,514,604)
                                                                        ==============   ==============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

     The remaining deferred costs in accordance with U.S. GAAP consist on the amounts allocated in the following table. The periods of amortization are the same under Colombian and U.S. GAAP.

                                    LIFE IN
                                     YEARS      DECEMBER 31,        JUNE 30,
                                    -------   ---------------   ---------------
                                                   2003               2004
                                              ---------------   ---------------
   Software .....................      5      Ps      449,327   Ps      429,280
   Others .......................      5            2,479,886         2,377,573
   Bond issuance expenses .......     10           50,870,692                --
                                              ---------------   ---------------
                                                   53,799,905         2,806,853
   Accumulated amortization......                 (32,100,204)       (2,636,113)
                                              ---------------   ---------------
   Deferred costs, net ..........             Ps   21,699,701   Ps      170,740
                                              ===============   ===============

(iv) Deferred foreign exchange loss

        Based on Concept # 3074 issued by the Superintendency of Corporations on July 10, 2001, the Company adopted the policy of accruing as "deferred charges" the foreign exchange gains and losses arising from long-term debt that was entered into to finance the construction of the Company's fixed asset infrastructure and telephone communication systems. The deferred value is being amortized during the remaining term of the debt. The net carrying amounts of such asset was Ps 82,935,197, and Ps 59,006,298 as of December 31, 2003, and six months ended June 30, 2004, respectively. According to US GAAP, these amounts are period costs and must be expensed as foreign exchange gains and losses.

(v) Capital leases

        According to Colombian GAAP, for capital lease contracts entered into prior to 1996, lease payments were recorded as a period expense. The total liability under lease contracts is disclosed in memorandum accounts. The cost of the asset is recorded only when the purchase option is exercised. For capital lease contracts entered into after January 1, 1996, the Company records the value of the asset and recognizes as liability for the same amount.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

The additional amounts and categories of such leases are as follows:

                                                   DECEMBER 31,   JUNE 30, 2003
                                                  -------------   -------------
                                                       2003            2004
                                                  -------------   -------------
ASSETS:
Telephone networks ............................   Ps  4,700,222   Ps  4,700,016
                                                  -------------   -------------
  Total .......................................       4,700,222       4,700,016
  Less - Accumulated depreciation .............      (1,899,672)     (2,017,090)
                                                  -------------   -------------
Assets under capital lease under US GAAP, net..       2,800,550       2,682,926
                                                  -------------   -------------
  Less - assets Colombian GAAP, net                     (76,936)        (76,166)
                                                  -------------   -------------
  Effect net, under US GAAP ASSET                     2,723,614       2,606,760
                                                  =============   =============
LESS:
Liabilities Colombian GAAP, net................        (682,824)       (372,776)
                                                  -------------   -------------
  Difference between Colombian GAAP US GAAP....   Ps  2,040,790   Ps  2,233,984
                                                  =============   =============

The following income statement effects are recorded for the above capital leases adjustments:

                                                     SIX MONTH ENDED JUNE 30,
                                                  ------------------------------
                                                       2003           2004
                                                  -------------   -------------
Increase in interest expense  .................   Ps     59,525   Ps         --
Increase in depreciation expense...............         173,021         114,830
(Gain) loss on sale of properties, plant and
 equipment on leaseback .......................      (1,590,369)             --
Increase in inflation adjustment of income on
 capital lease obligations .................                179        (121,518)
                                                  -------------   -------------
Total..........................................      (1,357,644)         (6,688)
Less rent expenses recorded under
Colombian GAAP ... ............................      (1,230,484)       (186,506)
                                                  -------------   -------------
Net decrease (increase) in expenses............   Ps (2,588,128)  Ps   (193,194)
                                                  =============   ==============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------
(vi) Revenue recognition

        Under Colombian GAAP, revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number, which is transferable to others by the customer. Under US GAAP, revenues from these connection fees are recorded at the date of actual installation with a dial tone until December 31, 1998.

Effective with the first quarter of 1999, the Company changed prospectively its Colombian GAAP method of accounting for connection fee income from an "installation date basis," which historically has been consistent with industry practice, to a "deferred basis." Under this new policy, connection fee income less direct installation costs and direct selling costs are deferred and amortized into income over five years using the straight-line method. This change was made to reflect income in excess of direct costs over an estimated service period.

(vii) Deferred monetary adjustment

        The deferred monetary adjustment related to assets and liabilities are reversed for U.S. GAAP purposes. The effects of the reversal on shareholders' equity and pretax income are as follows:

                                                        DECEMBER 31,       JUNE 30,
                                                       --------------   --------------
                                                            2003            2004
                                                       --------------   --------------
     Reversal of deferred monetary adjustment
      recorded as:
     Liabilities ...................................   Ps  15,329,161   Ps  14,422,793
     Assets ........................................       (4,195,984)      (3,848,683)
                                                       --------------   --------------
       Increase in shareholders' equity ............       11,133,177       10,574,110
       Less: Prior year effect on shareholders' ....
        equity .....................................      (12,269,235)     (11,133,177)
                                                       --------------   --------------
       Increase (decrease) in pretax income ........   Ps  (1,136,058)  Ps    (559,067)
                                                       ==============   ==============

(viii) Capitalized foreign exchange gains and losses on fixed assets

        According to Colombian GAAP, foreign currency exchange gains and losses related to liabilities incurred for the purchase of property plant and equipment are capitalized as part of the cost of such assets until they are put into use or are available for sale. In accordance with U.S. GAAP, foreign exchange losses are not subject to capitalization. Consequently, such capitalized amounts and the related amortization under Colombian GAAP have been reversed and treated as an expense for U.S. GAAP purposes in the period incurred. The adfitional amounts of Capitalized foreign exchange gains and losses on fixed assets as follows:

                                                         DECEMBER 31,         JUNE 30,
                                                       ----------------   ---------------
                                                            2003               2004
                                                       ----------------   ---------------
     Assets ........................................   Ps   (35,876,906)  Ps  (35,575,348)
                                                       ----------------   ---------------
       Decrease in shareholders' equity ............        (35,876,906)      (35,575,348)
       Less: Prior year effect on shareholders'
        equity .....................................         36,340,521        35,876,906
                                                       ----------------   ---------------
       Increase (decrease) in expense ..............   Ps       463,615   Ps      301,558
                                                       ================   ===============

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

(ix) Distribution to shareholder

        Transtel purchased land and a building from a major shareholder at fair value based upon the appraised value in August 1996. For purposes of U.S. GAAP, the difference between the amount paid and the shareholder's historical cost is treated as a cash distribution to the shareholder.

(x) Reduction in project cost from claim proceeds

        Under Colombian GAAP, penalties received from a contractor due to delayed performance were recorded as other income. Under U.S. GAAP, such penalties should be applied against the cost of construction of the project. During 2002, upon completion of the project, the project was transferred from work-in-process to fixed assets and is being depreciated using the straight-line method over the estimated useful life of 10 years.

(xi) Excess of appraised value over net book value of fixed assets and allowance for write down of property plant and equipment

        In accordance with Colombian GAAP, reappraisals of property, plant and equipment and long-term investments are made periodically and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisals of assets." Under U.S. GAAP, reappraisals of assets are not permitted.

For purposes of U.S. GAAP the Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and goodwill and certain intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The Company's property, plant and equipment and intangible assets with finite and determinable useful lives are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets are determined to be impaired when the carrying amount of a long-lived asset (or asset group) exceeds its fair value. The carrying amount of a long lived asset (or asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and the eventual disposition of the asset (or asset group) An impairment loss is recognized only of the carrying amount of a long lived asset (or asset group) is not recoverable and exceeds its fair value

(xii) Effects of financial restructuring according to U.S. GAAP

     As discussed in Note 1, the effects of the Restructuring Agreement were accounted for under Colombian GAAP based upon the date of agreement, which was November 24, 2003. According to U.S. GAAP, such effects are to be accounted for on the date the Company's debts were exchanged for convertible debt and equity, which is February 24, 2004. For purposes of U.S. GAAP, the Company's liabilities that are affected by the restructuring agreement are not considered extinguished as of December 31, 2003

(xiii) Adjustment of revaluation equity

        Under Colombian GAAP and based on Resolution Nos. 355-2766 and 355-004040 of October and December 2003, respectively, Transtel recorded the equity inflation against earnings in 2002.

                         TRANSTEL S.A. AND SUBSIDIARIES

    (Thousands of Pesos of purchasing power as of June 30, 2004) (Unaudited)
--------------------------------------------------------------------------------

(xiv) Deferred income taxes

        Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to the superceded United States Accounting Principles Board Opinion No. 11, Accounting for Income Taxes.

        Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes requires that deferred tax assets or liabilities be recorded for the tax effects of temporary differences between the accounting and tax basis of assets and liabilities. A valuation allowance is provided for deferred tax assets when it is considered more likely than not that some portion or all of the deferred tax asset will not be realized.

     A portion of the deferred tax assets can be realized through reversals of existing taxable temporary differences; the remainder will be dependent on future taxable income, including dividends from undistributed earnings of Transtel's subsidiaries. Management does not believe that it is more likely than not that future taxable income will be sufficient to realize all of the net deferred tax assets.

(xv) Effect of the above difference on minority interest

        The minority interests' share of the differences between Colombian GAAP and U.S. GAAP are presented separately.

(xvi) Effects of constant peso restatement

        To give effect to the annual restatement to constant pesos of purchasing power.

(xvii) Earnings (loss) per share

        Under Colombian GAAP, earnings per share are computed by dividing net income (loss) applicable to common shares by the weighted average number of common shares outstanding for each period presented.

        Under U.S. GAAP, earnings per share are calculated on the basis of the weighted average number of common shares outstanding. For U.S. GAAP, the weighted average number of shares outstanding were 34,611,747,976 for June 30, 2003 and 206,466,163,840 for June 30,2004.

        Basic and diluted gain per share under U.S. GAAP are the same and were
0.88 Pesos, and 0.34 Pesos for the six months ended June 30, 2003 and 2004 respectively.

                                   BLANK SPACE

                        --------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Transtel S.A.
                                                --------------------------------
                                                (Registrant)

Date: August 31, 2004

                                                By: /s/ Guillermo O. Lopez
                                                    ----------------------------
                                                    Name:  Guillermo O. Lopez
                                                    Title: President